Exhibit 99.1

THE COMPANY

Except as otherwise indicated herein or as the context otherwise requires, references to the “Company,” “Galmed,” “we,” “us,” “our” or similar references mean Galmed Pharmaceuticals Ltd., a corporation formed under the laws of the State of Israel, and its subsidiaries, and (ii) Aramchol mean Aramchol acid or Aramchol meglumine (salt).

Our Company

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for various populations. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

We believe that our lead product candidate, Aramchol has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol’s effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

The following is a summary of our pipeline of programs:

In April 2019, we completed our End-of-Phase 2 meeting with the FDA and reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol and on the pivotal registration study ARMOR. In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to introduce Aramchol meglumine into the randomized, double-blind, placebo-controlled part of ARMOR and are planning to hold a Type C meeting with the FDA in the second quarter of 2021 to discuss the plan for transition.

In September 2020, we announced that we entered into a research agreement with Gannex Pharma Co. Ltd, or Gannex, a wholly owned company of Ascletis Pharma Inc (HKEX:1672), or Ascletis, aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research will also focus on development of a standalone microbiome-based treatment for NASH and fibrosis.

Preliminary unaudited cash and cash equivalents, restricted cash, short-term deposits and marketable debt securities as of December 31, 2020

On a preliminary unaudited basis, our cash and cash equivalents, restricted cash, short-term deposits and marketable debt securities as of December 31, 2020 was approximately $51.0 million. The foregoing estimate of our cash and cash equivalents, restricted cash, short-term deposits and marketable debt securities is our preliminary estimate based on currently available information. It does not present all necessary information for an understanding of our financial condition as of December 31, 2020 or our results of operations for the year ended December 31, 2020. As we complete our year-end financial close process and finalize our 2020 audited financial statements, we will be required to make significant judgments in a number of areas that may result in the estimate provided herein being different than the final reported cash, cash equivalents and marketable securities as of December 31, 2020. This preliminary financial information has been prepared by, and is the responsibility of our management. Brightman Almagor Zohar & Co., Member of Deloitte Touche Tohmatsu Limited has not audited, reviewed or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, Brightman Almagor Zohar & Co., Member of Deloitte Touche Tohmatsu Limited does not express an opinion or any other form of assurance with respect thereto. We expect to complete our audited financial statements for the year ended December 31, 2020 subsequent to the completion of this report on Form 6-K. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the preliminary estimated cash and cash equivalents, restricted cash, short-term deposits and marketable debt securities balance set forth above and those changes could be material. Accordingly, undue reliance should not be placed on the preliminary financial data. The preliminary financial data is not necessarily indicative of any future period.

ATM Offering

On May 15, 2020, we entered into an amended and restated sales agreement, or the Sales Agreement, with Stifel, Nicolaus & Company, Incorporated, or Stifel, and Cantor Fitzgerald & Co., or Cantor Fitzgerald, and together with Stifel, the Sales Agents, pursuant to which we may offer and sell our ordinary shares from time to time through the Sales Agents. Pursuant to a prospectus supplement dated May 15, 2020, or the ATM Sales Prospectus, we may offer and sell up to $31,900,000 of our ordinary shares under the Sales Agreement. As of February 15, 2020, we have sold 1,677,700 ordinary shares having an aggregate offering price of $9,222,685 under the Sales Agreement (the settlement of which 1,541,400 ordinary shares is still pending) and we may sell up to an additional $22,677,315 of our ordinary shares under the Sales Agreement, representing the balance that may be sold pursuant to the ATM Sales Prospectus.

Company Information

Our principal executive offices and registered office in Israel are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 and our telephone number is +972-3-693-8448. Our Amended and Restated Articles of Association, or Articles, are on file in Israel with the office of the Israeli Registrar of Companies and available for public inspection at that office. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this report on Form 6-K. We have included our website address in this report on Form 6-K solely as an inactive textual reference.

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Risk Factors” in this report on Form 6-K for a more thorough description of these and other risks.

Risks Related to Our Financial Position and Capital Requirements

•	We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

•	Our limited operating history makes it difficult to evaluate our business and prospects.

•	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

•	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

•	Raising additional capital may be costly or difficult to obtain and will dilute current shareholders’ ownership interests, potentially substantially.

•	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol.

•	If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol and any future product candidates.

Risks Related to Our Business, Industry and Regulatory Requirements

•	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

•	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including as a result of the COVID-19 pandemic.

•	There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.

•	Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential switch of Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them and even if granted or with respect to granted patents, they are still subject to challenge.

•	Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

•	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

•	We recently started developing Aramchol in combination with other therapies, which exposes us to additional risks.

•	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

•	Our Amilo-5Mer program is being conducted under a research and option agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. If we decide to further develop Amilo-5Mer beyond our planned first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement with Yissum. If we are unable to enter into a definitive license agreement, we would not have the ability to continue the development and potential commercialization of Amilo-5Mer.

•	If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

•	Obtaining approval of an NDA, or other regulatory approval, even after clinical trials that are believed to be successful, is an uncertain process.

•	Aramchol may produce undesirable side effects or have other properties that could delay or prevent its regulatory approval or result in significant negative consequences following marketing approval, if any, which could substantially increase commercialization costs or even force us to cease operations.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

•	Even if Aramchol, or any other product candidate that we develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

•	If we obtain approval to commercialize any product candidate outside of the United States or out- license a product candidate to additional territories outside the United States, a variety of risks associated with international operations could materially adversely affect our business.

•	If we receive marketing approval for a product candidate, sales will be limited unless the product achieves broad market acceptance.

•	The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

•	Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

•	If we or any of our independent contractors, consultants, collaborators, manufacturers, or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our product candidates and may harm our reputation.

•	Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

•	If we or our manufacturers fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

•	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Risks Related to Our Reliance on Third Parties

•	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol any other product candidate.

•	We intend to rely primarily on third parties to market and sell Aramchol or any other product candidate.

•	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

•	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

•	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

•	Our potential development of Aramchol meglumine may not result in improved bioavailability compared to the existing form of Aramchol. Furthermore, although we have pending patent applications and granted patents covering Aramchol meglumine in development, there is no assurance that we will receive any patents for them, and even if we receive one or more patents for our Aramchol meglumine in development, they may be of little or no commercial value.

•	We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because we expect Aramchol will be manufactured and used in a number of foreign countries.

•	We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or any other product candidate.

Risks Related to Ownership of Our Ordinary Shares

•	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

•	Our President and Chief Executive Officer, along with our principal shareholders, beneficially own approximately 18% of our outstanding ordinary shares, as of February 28, 2020. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

•	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

•	If the securities analysts that currently cover our stock, or will do so in the future, or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

•	As a “foreign private issuer,” we are permitted to and currently do follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related to Israeli Law and Our Operations in Israel

•	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

•	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

•	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Prior to making a decision about investing in our ordinary shares, you should carefully consider the risks, uncertainties and assumptions set forth below. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

This report on Form 6-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this  report on Form 6-K. See “Cautionary Note Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2018 and 2019 and for the nine months ended September 30, 2020 was approximately $9.9 million, $20.5 million and $18.5 million, respectively. As of September 30, 2020, we had an accumulated deficit of $125.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol, Amilo-5MER and or any other product candidate. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol or any other product candidate. We will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

•	manage our ongoing ARMOR Study and any additional clinical trials for Aramchol or any other product candidate and initiate additional research and development programs;

•	seek regulatory approvals for Aramchol or any other product candidate;

•	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol or any other product candidate receives applicable regulatory approval and we opt to commercialize it ourselves;

•	seek to in-license additional products or technologies to develop;

•	hire additional management and other personnel; and

•	move towards commercialization of Aramchol or any other product candidate.

We may out-license Aramchol or any other product candidate including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

•	demonstrate a compelling and/or novel, pre-clinical, unique mechanism of action of Aramchol, Amilo-5Mer or any other product candidate;

•	obtain adequate clinical results from and progress from the clinical development of Aramchol or any other product candidate;

•	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol or any other product candidate;

•	contract for the manufacture of commercial quantities of Aramchol or any other product candidate by a current good manufacturing practice, or cGMP, compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

•	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol or any other product candidate in the United States and other countries.

Even if Aramchol or any other product candidate is approved for commercial sale, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

We expect our research and development expenses to significantly increase in connection with our ARMOR Study and initiation of any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol, Amilo-5Mer or any other product candidate and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our limited operating history makes it difficult to evaluate our business and prospects.

Our operating history is limited to pre-clinical and clinical development of one product, and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel and third-party partners. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates.

We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete development of Aramchol or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

•	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol or any other product candidate, including the indications for which they are approved;

•	the competitive environment;

•	the ability for Aramchol, Amilo-5MER or other product candidate to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

•	our ability to effectively promote Aramchol or any other product candidate, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

•	the acceptance by the medical community of the safety and clinical efficacy of Aramchol or any other product candidate and their potential advantages over other therapeutic products;

•	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

•	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

•	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, reimburse any of our planned future products. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

As of September 30, 2020, we had a net working capital of $53.3 million, cash and cash equivalents of $16.6 million, short-term deposits of $10.4 million, marketable debt securities of $31.5 million and restricted cash of $0.1 million. Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations as currently conducted for more than 12 months from the date of this report on Form 6-K. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol and Amilo-5MER for, and beyond their current development stage, and ultimately commercialize them, if we opt to do so ourselves. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of Aramchol or any other product candidate for other indications or development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which may also require additional capital. Our future capital requirements may be substantial and will depend on many factors including:

•	the acceptance of any amendments to our Investigational New Drug application, or IND, or foreign equivalent for the ARMOR Study by the FDA and any other foreign regulatory authority and the acceptance of any other IND or foreign equivalent for any other product candidate;

•	adhering to patient recruitment in our clinical trials and sponsored trials;

•	our clinical trials and sponsored trials results;

•	developing Aramchol and combination of it for the treatment of other conditions or indications beyond NASH, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol or any other product candidate;

•	the costs associated with commercializing Aramchol or any other product candidate if we receive marketing approval, and choose to commercialize our product candidates ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell our product candidates;

•	the costs associated with any product liability or other lawsuits related to Aramchol or any other product candidate;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol or any other product candidate;

•	the demand for Aramchol or any other product candidate;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of Aramchol or any other product candidate, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol or any other product candidate.

Raising additional capital may be costly or difficult to obtain and will dilute current shareholders’ ownership interests, potentially substantially.

Any debt, equity or structured financing that we may need or desire may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our capital structure, financial condition and results of operations.

Any additional capital raised through the sale of equity or equity-linked securities will dilute our current shareholders’ ownership in us, potentially substantially, and could also result in a decrease in the market price of our ordinary shares. The terms and conditions of those securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

•	the number of product candidates in development;

•	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

•	the regulatory path of Aramchol or any other product candidate;

•	the results of our clinical trials, which are unpredictable in product candidate development;

•	our ability to successfully commercialize Aramchol or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol or any other product candidate and addressing regulatory and other issues that may arise post-approval;

•	the breadth of the labeling, assuming that Aramchol or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;

•	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of investigating patents that might block us from developing potential product candidates;

•	the costs of recruiting and retaining qualified personnel;

•	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

•	our revenue, if any; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate which would materially and adversely affect our business, liquidity and results of operations.

Risks Related to Our Business, Industry and Regulatory Requirements

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we have implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by COVID-19 and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, during 2020 we temporarily halted the screening of new patients, for the ARMOR Study and temporarily suspended the opening of new trial sites. Although, we subsequently resumed screening activities and recruitment, in December 2020 we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo- controlled histology-based registrational phase of the ARMOR Study as currently enrolled patients are transitioned to the open label part. The open label part is being conducted in a smaller subset of the ARMOR which have been less affected by the COVID-19 pandemic. We continue to closely monitor the local situation in the U.S. and other countries around the world. To help mitigate cost overrun, we have taken several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, we downsized our in-house clinical force and we reduced directors’ cash fees by 50% for the first half of 2020.

In addition, the rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of the second and any further wave of COVID-19. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study and any other pre-clinical or clinical studies, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;

•	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;

•	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption of, or delays in receiving, supplies of Aramchol or any other product candidate from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

•	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruptions or delays in the operations of the FDA, EMA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA or other regulatory authorities with respect to regulatory submissions;

•	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies; and

•	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may continue to severely impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic may continue to impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this report on Form 6-K.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including as a result of the COVID-19 pandemic.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time- consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope or duration of a clinical trial;

•	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications; and

•	inadequate funding.

Even though we initiated the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements, or GCP, or the FDA-authorized clinical protocols;

•	negative findings upon inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	safety issues or lack of clinical drug activity or effectiveness; and

•	lack of adequate funding to continue the clinical trials.

To date, we have already experienced material delays in both the ARMOR Study largely related to significantly slower than expected recruitment and the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. We may experience further delays in any or all of our clinical trials, in particular as a result of the COVID-19 pandemic, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

Furthermore, positive results in previous clinical studies of our product candidates may not be predictive of similar results in future clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early- and mid-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or pre-clinical trials, or to even terminate the development program entirely. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

In addition, we or regulatory authorities may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of such trials. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources. With respect to Aramchol, to date, there are no approved therapies for NASH. The regulatory approval process for product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. There is not a tested and successful approval path for NASH drugs that we can use as an example and we expect that such a path for regulatory approval for NASH treatments may continue to evolve in the near term as we and other companies refine our regulatory approval strategies and interact with regulatory authorities.

In September 2019, we initiated the ARMOR Study. As part of our ongoing review process, we received certain comments from the FDA in the form of guidance regarding our ARMOR Study trial design and statistical analysis plan in which, among other things, the FDA recommended that we should consider that the duration of the first phase of the study (histology based) be extended to longer than 52 weeks and that the study safety database be increased. We are in an ongoing dialogue with the FDA with respect to the comments and have made certain amendments to the ARMOR Study including the addition of an open label part and an extension of the histology-based phase to 72 weeks while reducing the number of patients in the histology- based phase from 1200 to 1000. There can be assurance that the FDA will accept these changes. As a result of the changes to the ARMOR Study design, this has resulted in extending the duration of the ARMOR Study and has made the clinical trial process more expensive. We plan to transition from Aramchol free acid to Aramchol meglumine (salt), and this may further result in additional delays in the completion of the ARMOR Study and may result in further clinical trial expenses. In addition, our primary use patent for Aramchol for the treatment of fatty liver is expected to expire prior to submission of a new drug application, or NDA, precluding any patent restoration term for the primary use patent (See “Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential transition from Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them”). Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, the FDA has indicated that the results of the ARMOR Study must be unequivocal and highly persuasive for a single Phase 3 study to support approval of an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol endpoints, the FDA may not view the results as sufficient to support an NDA. Any additional delays in the completion of the ARMOR Study or any additional preclinical studies or clinical trials would require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. As a result of the foregoing, the research and development, preclinical studies and clinical testing of Aramchol and any other product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our randomized, double-blind, placebo-controlled part of the ARMOR Study. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have a pending patent application and have been granted patents directed to a composition of matter patent application for Aramchol meglumine as well as a wide range of other salts, and method for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. In addition, we have since submitted additional patent applications for Aramchol meglumine, including a low dose composition for Aramchol meglumine. We have since been granted a composition of matter patent for Aramchol salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the patent application is still pending in the U.S. and certain other countries. We have been granted a low dose composition of matter patent for Aramchol meglumine in the U.S. Our composition of matter claims covering Aramchol meglumine patents that have been granted expire in 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease will expire if and when issued in 2037. There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

Results from a recent cross over PK study in dogs testing single and multiple oral administration doses of Aramchol free acid and Aramchol meglumine demonstrated bioequivalence with reduced variability. We plan to submit these results along with other supportive data to the FDA and discuss with the FDA, as soon as practical, a plan to appropriately transition from Aramchol free acid to the Aramchol meglumine in the ongoing ARMOR Study. Based on our regulatory and scientific review of relevant FDA guidance and precedents, we expect that we will be required to demonstrate to the FDA that the Aramchol meglumine is bioequivalent to Aramchol free acid in humans and that a number of other data considerations are addressed. Demonstrating bioequivalence requires evidence that there is no significant difference in the rate and extent to which the active ingredient is absorbed and becomes available at the site of action compared to the product with which it is considered interchangeable. However, the FDA or any foreign regulatory authority may determine that our data are not sufficient to support a transition to Aramchol meglumine in the ARMOR trial. If this is the case, the FDA or any foreign regulatory authority may require that we provide additional bioequivalence data, preclinical or clinical data or other data to provide evidence to support the transition to Aramchol meglumine. The size, scope, length and costs of any new or supplemental testing or clinical trials that may be required by the FDA or any foreign regulatory authority to provide such data are not known at this time. Failure or delay in obtaining FDA or foreign regulatory authority approval of the transition to Aramchol meglumine or the FDA or any foreign regulatory authority requiring us to provide additional clinical data may result in delays to our current projected timelines for the ARMOR Study and could have a material adverse effect on our business, operating results, financial condition and prospects. In addition, even if we receive FDA or foreign regulatory authority to transition to Aramchol meglumine, we may experience delays or other disruptions in manufacturing and supplying clinical trial materials for use in the ARMOR Study or any other clinical trial which could have a material adverse effect on our business, operating results, financial condition and prospects.

Furthermore, success in our earlier pre-formulation studies of Aramchol meglumine does not ensure that later studies will be successful, and the results of later studies may not replicate the results of our prior pre- formation studies. Furthermore, either or both of any future PK and formulation development studies may fail to demonstrate that the Aramchol meglumine result in an improvement in solubility and bioavailability. If any such studies do not support our claims, the completion of development of Aramchol meglumine may be significantly delayed or abandoned and may cause us to abandon development of Aramchol free acid, which would have a material adverse effect on our business, operating results, financial condition and prospects.

We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our lead product candidate, Aramchol. As a result, our business is largely dependent on the success of the ARMOR Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

The research, development, testing, clinical trials, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA and other regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We have not received marketing approval for Aramchol in any jurisdiction. We are not permitted to market Aramchol, or any other product candidate, in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. The results of clinical trials may be unsatisfactory, and even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not grant marketing authorization should we be in a position to request it.

The requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate, including potentially post-approval studies. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of Aramchol or any other product candidate will be harmed.

Marketing approval in one jurisdiction does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for Aramchol. This would reduce our target market and limit the full commercial potential of Aramchol.

Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

In September 2019, we initiated the ARMOR Study and recently we added an open label part to the study. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical and/or clinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the ARMOR Study in the applicable jurisdiction or any of our other programs may be delayed or not started at all. For example, certain regulatory agencies in Europe are requiring that we conduct additional clinical studies prior to initiating ARMOR in those jurisdictions. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. The clinical trial process may fail to demonstrate that Aramchol or any other product candidate is safe and/or effective for the indications we seek. Any such failure may cause us to abandon Aramchol or any other product candidate and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol or any other product candidate and generate product revenues. In September 2019, we initiated the ARMOR Study. If the results of the ARMOR Study or any other study, including in any interim readout, are not compelling, then the completion of development of our product candidates may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

We recently started developing Aramchol in combination with other therapies, which exposes us to additional risks.

We recently started developing Aramchol in combination with investigational therapies. For example, we recently entered into a research agreement aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment of NASH and we recently entered into a research collaboration with MyBiotics Pharma Ltd., or MyBiotics to investigate the combination of MyBiotics’ microbiome therapeutic platform and Aramchol. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to Aramchol or any other product candidate currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA or EMA approval. If the FDA, EMA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non- Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of Aramchol might not be as wide-spread as our actual target market and this may limit the commercial potential of Aramchol.

A further challenge to Aramchol’s market penetration is that currently a liver biopsy is the standard approach for measuring improvement in NASH patients. Because it would be impractical to subject all patients that take Aramchol, when and if it approved, to regular and repeated liver biopsies, it will be difficult to demonstrate Aramchol’s effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of NASH becomes available, as to which there can be no assurance.

While we, and other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval.

Our Amilo-5Mer program is being conducted under a research and option agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. If we decide to further develop Amilo- 5Mer beyond our planned first-in-human Phase I study, we would need to exercise our option to negotiate and enter into a definitive license agreement with Yissum. If we are unable to enter into a definitive license agreement, we would not have the ability to continue the development and potential commercialization of Amilo-5Mer.

We are party to a research and option agreement with Yissum with respect to our Amilo-5Mer program. Under this agreement, we are able to research and initially develop Amilo-5Mer, are required to fund the initial research and have been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer upon certain pre-agreed upon terms and such other terms to be agreed upon. If we elect to continue development of Amilo-5Mer beyond the currently contemplated first-in- human Phase I study, we would need to exercise our option to negotiate and enter into a definitive license agreement. If we exercise our option to enter into any definitive license agreement with Yissum, there can be no assurance that we will agree upon terms with Yissum or that it will be on terms favorable to us. If we do not enter into a definitive license agreement, then then we will not have the ability to continue the development and potential commercialization of Amilo-5Mer.

Even if we enter into a definitive license agreement, we will be subject to various additional obligations, including obligations with respect to funding, development and commercialization activities, and payment obligations upon entering into the definitive license agreement and achievement of certain milestones and royalties on product sales. Furthermore, if the definitive license agreement is terminated or breached, we may:

•	lose our rights to research, develop or commercialize Amilo-5Mer;

•	not be able to secure patent or trade secret protection for Amilo-5Mer;

•	experience significant delays in the development or commercialization of Amilo-5Mer or may have to cease development entirely;

•	incur liability for damages.

Additionally, even if not terminated or breached, our intellectual property licenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations. If we experience any of the foregoing, it could have a materially adverse effect on our business.

Furthermore, due to its early stage of development, Amilo-5Mer will require significant additional research, development, manufacturing, preclinical and clinical testing, marketing authorization, and commitment of significant additional resources prior to any commercialization. These activities will require significant cash for which we will need to raise additional capital. In addition, Amilo-5Mer is prone to the risks of failure inherent in pharmaceutical product development, including the possibility that Amilo-5Mer will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

We are currently evaluating the acquisition or in licensing of additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Obtaining approval of an NDA, or other regulatory approval, even after clinical trials that are believed to be successful, is an uncertain process.

Even if we complete our planned clinical trials and believe that the clinical data confirms that Aramchol, Amilo-5Mer or any other product candidate is both safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of such product candidate for many reasons, including, without limitation, the fact that:

•	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that the product candidate is safe and effective for treatment of the targeted indication in patients;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

•	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the applicable regulatory agencies may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate the clinical and other benefits outweigh its safety risks;

•	the applicable regulatory agencies may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials may not be sufficient to support the submission of an NDA or similar regulatory application;

•	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

•	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

•	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;

•	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients, or APIs, with which we enter into agreements for clinical and commercial supplies; and

•	the applicable regulatory agencies may require post-marketing approval studies, such as Phase 4 clinical trials, in connection with Aramchol or any other product candidate.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must conduct one or more clinical trials that will be substantially broader than our prior completed trials. We will also need to agree on a protocol with the FDA or any other regulatory authorities for any clinical trial(s) before commencing any such trial. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of any prior trial or any future clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol or any other product candidate and may be forced to cease operations.

Even if we obtain regulatory approval for Aramchol or any other product candidate, the approval might contain significant limitations related to the indications for use for which the drug is approved, use restrictions including, without limitation, for certain labeled populations, age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Aramchol or any other product candidate, we may be forced to cease operations.

Our product candidates may produce undesirable side effects or have other properties that could delay or prevent its regulatory approval or result in significant negative consequences following marketing approval, if any, which could substantially increase commercialization costs or even force us to cease operations.

Undesirable side effects caused by Aramchol or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed seven clinical trials of Aramchol, and additionally one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial were completed.. Although we have not seen any evidence of reactions causing a safety concern in our completed clinical trials, it is possible that the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol or any other product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Even if Aramchol or any other product candidate receives marketing approval, we or others may later identify undesirable side effects caused by the product. In such an event, regulatory authorities may:

•	suspend or withdraw their approval of the product;

•	require the addition of labeling statements, such as warnings, so-called “black box warnings,” contraindications or restrictions on the product’s intended use;

•	require us to issue specific communications to healthcare professionals, such as “Dear Doctor” letters;

•	issue negative publicity regarding the affected product, including safety communications;

•	impose a risk evaluation and mitigation strategy (REMS), in the case of FDA, or similar risk management strategies in the case of foreign regulators;

In addition to these potentially significant negative consequences, we could be required to change the way the product is administered, conduct additional pre-clinical studies or clinical trials or restrict or cease the distribution or use of the product, and/or be sued and held liable for harm caused to patients. The foregoing or other events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease (including, for example, the COVID-19 pandemic). Potential patients for Aramchol or any other product candidate may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our planned clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. To date, we have already experienced significant delays in our clinical trials largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. Our inability to enroll a sufficient number of patients for any of our clinical trials could result in further significant delays, additional expenses, or may require us to abandon one or more clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. In December 2020, we announced the addition of an open label part to our ARMOR Study that involved a significant amendment to the clinical trial protocol. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for Aramchol or any other product candidate would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Even if Aramchol or any other product candidate that we develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of Aramchol or any other product candidate, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

•	refusal to approve pending applications or supplements to applications;

•	suspension of any ongoing clinical trials;

•	suspension or withdrawal of marketing approval;

•	an injunction or imposition of civil or criminal penalties or monetary fines;

•	seizure or detainment of products;

•	banning or restriction of imports and exports;

•	issuance of warning letters or untitled letters;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

•	refusal to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on the Company. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, Aramchol or any other product candidate development costs will increase and our ability to out-license product our candidates may be impeded.

If we obtain approval to commercialize any product candidate outside of the United States or out-license a product candidate to additional territories outside the United States, a variety of risks associated with international operations could materially adversely affect our business.

If any product candidate is approved for commercialization outside the United States or we out-license a product candidate to additional territories outside the United States, we will likely enter into agreements with third parties to commercialize a product candidate outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including, without limitation:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and foreign drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by these distributors;

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic); and

•	risks associated with clinical co-development agreements in other jurisdictions prior to or post- regulatory approval.

A failure to timely and effectively address the additional risks related to entering into or maintaining international business relationships could have a material adverse effect on our business, liquidity, operating results and financial condition.

If we receive marketing approval for a product candidate, sales will be limited unless the product achieves broad market acceptance.

The commercial success of a product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

•	demonstration of clinical safety and efficacy compared to other products;

•	ability of physicians to accurately diagnose NASH in its early stages;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations, warnings or contraindications contained in the product’s approved labeling;

•	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;

•	availability of alternative treatments, including, any competitive products already approved or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

If a product candidate is approved, but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from the product, and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. In particular, any labeling approved by FDA or other foreign regulatory agencies for a product candidate necessarily limits its use for certain conditions in certain patient populations. Also, regulatory agencies may impose further requirements or restrictions on the distribution or use of Aramchol or any other product candidate as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe the product candidate to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted any product candidate for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, through our service providers, of hazardous materials, various biological compounds and chemicals, and as such, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any environmental and health laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs incurred by us to install new or updated pollution control equipment for our service providers, modify our operations or perform other corrective actions at our facilities or the facilities of our service providers. In addition, fines and penalties may be imposed on us, our agents and/or our service providers for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of Aramchol or any other product candidate and how much or under what circumstances healthcare providers will prescribe or administer Aramchol or any other product candidate.

In both the United States and other countries, sales of Aramchol or any other product candidate will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in the

U.S. Congress, or Congress, and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Modernization Act, changed the way Medicare covers and pays for most pharmaceutical products in a number of ways. Medicare is the single largest third-party payment program and is administered by the Centers for Medicare & Medicaid Services, or the CMS. Medicare traditionally covered prescription drugs administered by physicians. The Modernization Act introduced a new reimbursement methodology based on average sales prices for many of these drugs. The Modernization Act also established a new competitive acquisition program for the purchase of Part B drugs. This program, when fully implemented, will likely reduce the prices of these drugs. While the Medicare provisions of the Modernization Act apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

Most notably, the Modernization Act also expanded coverage through a new Part D to include ordinary self-administered outpatient drugs. Medicare part D though operates through private insurers, and these insurers negotiate prices with pharmacies and with manufacturers. Intense negotiations can result in reduced revenues to manufacturers.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in U.S. Congress, and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or the AMP, to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. The Affordable Care Act appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

There have been judicial and congressional challenges to the Affordable Care Act. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the next Supreme Court’s current term. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. These reductions will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of Aramchol or any other product candidate, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post- approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any other product candidate may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, Aramchol or any other product candidate, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market Aramchol or any other product candidate. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any other product sales.

It will be difficult for us to profitably sell any product candidate if reimbursement for the product is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures that may affect reimbursement, the market acceptance and sales of any product candidate will depend on the reimbursement policies of government authorities and third-party payors. It will be difficult for us to profitably sell a product candidate if reimbursement for the product is limited by government authorities or third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage or reimbursement will be available for any product candidate and, if coverage and reimbursement are available, of the extent of coverage and the level of reimbursement. Reimbursement may affect the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of a product candidate to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, any product candidates. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize any product candidates, profitably, or at all, even if approved. In addition, if physicians, government agencies and other third-party payors do not accept the use or efficacy of any product candidates, we will not be able to generate significant revenue, if any.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of Aramchol or any other product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or any of our independent contractors, consultants, collaborators, manufacturers, or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell Aramchol or any other product candidate and may harm our reputation.

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties assessed on a per false claim or statement basis . Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year;

•	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;

•	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

•	In the European Union, the General Data Protection Regulation, or GDPR, — Regulation EU 2016/ 679 — was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR further harmonizes data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach;

•	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

•	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or foreign regulatory authorities, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with EU regulations, to provide accurate information to the EMA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. The EU Member States in which we operate have different statutory provisions regulating the cooperation of pharmaceutical companies with healthcare professionals. In addition to these statutory provisions, codes of conduct issued by business associations or other non-statutory standards may be applicable to our activities. Both statutory provisions and non-statutory codes or standards restrict payments or other benefits provided to healthcare professionals, and in case of non-compliance, may result in severe sanctions such as bans, administrative fines, criminal fines or even imprisonment. The advertising of medicinal products for human use in the EU is regulated by Title VIII of European Directive 2001/83/EC. These provisions have been implemented into the law of the EU member States. Such laws inter alia restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU, the EU Directive 95/46/EEC was replaced by the GDPR on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into Member States’ national law, but applies directly in all Member States since May 25, 2018. It applies to companies with an establishment in the European Economic Area (EEA) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that EU Member States may continue to make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in continued or new differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications.

We have implemented procedures to ensure compliance with the GDPR and its requirements. Our actual or alleged failure to comply with this regulation, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations. It is not always possible to identify and deter misconduct by employees or other parties. The precautions we take to detect and prevent such activity may not protect us from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by our employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions, civil law claims and/or negative media coverage, and thus have a material adverse effect on our business, including through the imposition of significant fines or other sanctions, and our reputation. In particular, failure to comply with EU laws, including failure under the GDPR, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR.

If we or our manufacturers fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

Before an NDA is approved, and before we begin the commercial manufacture of any product candidate, contract manufacturers must register with FDA or foreign regulators undergo regulatory inspection of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are subject to periodic inspection by the FDA and foreign regulatory authorities after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to meet local, federal, or international regulatory requirements either at the outset or on an ongoing basis, in a cost effective manner, if at all.

We do not intend to engage in the manufacture of Aramchol or any other product candidate other than for pre-clinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing Aramchol or any other product candidate. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding foreign regulators to ensure continuing compliance with applicable requirements. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market Aramchol or any other product candidate.

If a third-party manufacturer with whom we contract is unable to comply with manufacturing requirements, we may be subject to fines, unanticipated compliance expenses, recall or seizure of Aramchol or any other product candidate, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could adversely affect our financial results and financial condition.

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol, Amilo-5MER or any other product candidate that we develop may be rendered suboptimal, noncompetitive or obsolete.

There are a number of products in development for our target indications, many of which are being developed by pharmaceutical companies that are far larger than us, with significantly greater resources and more experience than us in all aspects of drug development and commercialization. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with Aramchol, Amilo-5MER or other product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to any Aramchol or any other product candidate. Key competitive factors affecting the commercial success of Aramchol or any other product candidate that we develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render the product candidates that we develop suboptimal, obsolete or non-competitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render Aramchol or any other product candidate that we develop, non-competitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to, Intercept Pharmaceuticals, Inc., Gilead Sciences, Inc., AbbVie, Inc. (Abbot through an acquisition of Allergan, Plc.), Madrigal Pharmaceuticals Inc., Novartis, Novo Nordisk and Viking Therapeutics among others. See also “Business — Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of- concept trials related to our target indications, including those mentioned in the preceding sentence

We face potential product and other liability exposure, and, if claims are brought against us, we may incur substantial liability.

Our product candidates could cause adverse events. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render Aramchol or any other product candidate ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial conditions and results of operations.

In addition, potential adverse events caused by Aramchol or any other product candidate, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with Aramchol or any other product candidate. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	decreased demand for our product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels or other regulatory actions;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize any product candidates, for which we obtain marketing approval.

If we are unable to obtain adequate insurance with respect to our clinical trials against and from any losses or claims from third parties, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. We may not be able to obtain insurance policies on terms affordable to us that would adequately cover loss or claims by third parties. To the extent our business suffers any losses or claims by third parties, which are not covered, or adequately covered, by insurance, our financial condition may be materially adversely affected.

If product liability lawsuits are successfully brought against us, our insurance may be inadequate.

We have obtained insurance coverage for our clinical trials in accordance with market standards and in compliance with applicable Israeli law. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The product liability insurance we will need to obtain in connection with the commercial sales of any product candidate, if and when they receive regulatory approval, may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of any product candidate’s programs.

We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to recruit, attract, retain, manage and motivate qualified senior executive officers with adequate operational, scientific and technical experience. The loss of the services of our senior executive officers, including our President, Chief Executive Officer, and our Chief Scientific Officer, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner.

We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel. Additionally, our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance. We may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal control requirements for publicly traded companies.

As a public company, we operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations of the SEC and securities exchanges, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

Section 404 of the Sarbanes-Oxley Act requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall.

To build our finance infrastructure, we may need to improve our accounting systems, disclosure policies, procedures and controls. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

•	manage our clinical trials and the regulatory process effectively;

•	develop our administrative, accounting and management information systems and controls;

•	hire and train additional qualified personnel; and

•	integrate current and additional management, administrative, financial and sales and marketing personnel.

If we are unable to establish, scale-up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, investors may choose not to invest in us, which could cause our share price to decline and negatively impact our ability to successfully commercialize Aramchol or any other product candidate.

Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth or result in ineffective growth. If we are unable to manage our growth effectively, our losses could materially increase and it will have a material adverse effect on our business, results of operations and financial condition.

Our business, including our ability to raise capital, may be affected by macroeconomic conditions.

A deterioration in global economic conditions and uncertainties may have an adverse effect on our business. For instance, interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments, if any, and our ability to liquidate such investments in order to fund our operations. Interest rates and the ability to access credit markets could also adversely affect the ability of patients and distributors to purchase, pay for and effectively distribute Aramchol or any other product candidate.

In addition, we rely and intend to rely on third-parties, including our clinical research organizations, third-party manufacturers and second source suppliers, and certain other important vendors and consultants. As a result of volatile and unpredictable global economic situations, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third-parties are unable to satisfy their contractual commitments to us, our business could be severely adversely affected.

Additional clinical trials may divert a significant amount of our resources and may ultimately be unsuccessful.

We are seeking to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. If we initiate additional clinical trials, this may divert a significant amount of Company resources and may be unsuccessful.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol or any other product candidate.

We do not currently operate manufacturing facilities for the production of Aramchol, Amilo-5MER or their API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely, and for the foreseeable future, will continue to rely, on third-party manufacturers to produce bulk drug products required for our clinical trials. We plan to initially rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of Aramchol or any other product candidate, if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed commercial process validation of Aramchol API and drug product manufacturing processes. If our contract manufacturers and their facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the drug substance will be significantly delayed and may result in significant additional costs. We purchase finished Aramchol from a third-party under a clinical supply agreement. If we will be required to change the finished product manufacturer, we may encounter significant delay and likely significant additional cost.

A failure by our contract manufacturer to achieve and maintain high manufacturing standards, in accordance with applicable good manufacturing practices and other applicable regulatory requirements could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Our existing manufacturers and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs.

We intend to rely primarily on third parties to market and sell Aramchol or any other product candidate.

We have no sales or distribution capabilities. To the extent we rely on third parties to commercialize Aramchol or any other product candidate, if marketing approval is obtained, we may receive less revenue than if we commercialize them ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize Aramchol or any other product candidate, particularly for broader patient populations, our ability to generate revenue will be limited.

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term, we do not currently intend to do so and, as such, we will be unable to market our product candidates directly in the near future. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell our product candidates in the United States or overseas, which would have a material adverse effect on us.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential other product candidates.

We intend to seek collaboration arrangements with pharmaceutical or biotechnology companies for the continued development and commercialization of our current and potential other product candidates. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority. Moreover, collaborations with pharmaceutical or biotechnology companies and other third parties are often terminated or allowed to expire by the other party. Any lack of effort or ability by our collaborators or any such disagreement, termination or expiration could adversely affect us financially and could harm our business reputation.

We depend on third parties to conduct our clinical trials.

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to oversee most of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for Aramchol or any other product candidate could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Risks Related to Our Intellectual Property

The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

To compete effectively, we must develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. We cannot predict the scope and extent of patent protection for Aramchol or any other product candidate because the patent positions of pharmaceutical products are complex and uncertain. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include, but are not limited to, the following:

•	while the patents we own have been issued, pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

•	we may be subject to interference, reexamination, inter pares review, or post-grant review proceedings in the U.S.;

•	we may be subject to opposition proceedings in certain foreign countries;

•	any patents that are issued may not provide meaningful protection for any significant period of time, if at all;

•	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•	there may be other patents or pending patent applications existing in the patent landscape that will affect our freedom to operate for our product candidates;

•	other companies may challenge and invalidate patents licensed or issued to us or our customers;

•	a court could determine that a competitor’s technology or product does not infringe our patents;

•	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

•	other companies may design around technologies we have licensed or developed;

•	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors making generic equivalents;

•	enforcement of patents is complex, uncertain and expensive, and our patents may be found invalid or enforceable;

•	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•	if we encounter delays in our development or clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We cannot be certain that patents will be issued as a result of any of our pending applications, and we cannot be certain that any of our issued patents, whether issued pursuant to our pending applications or licensed from third parties, will give us adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions. If any of our composition of matter patents, or pending applications, was subject to a successful challenge or failed to issue, our business and competitive advantage could be significantly affected. Our current patents will expire or they may otherwise cease to provide meaningful competitive advantage, and we may be unable to adequately develop new technologies and obtain future patent protection to preserve our competitive advantage or avoid adverse effects on our business.

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our double-blind, placebo-controlled histology-based registrational part of the ARMOR Study. We had been working towards submission of a new drug application, or NDA, in the first half of 2023, assuming positive top-line results, however due to delays in enrollment of the ARMOR Study, we will not be able to submit an NDA to the FDA with respect to Aramchol free acid, a new chemical entity, in time to benefit from any potential Hatch-Waxman patent restoration term. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid.

We have a pending patent application and have been granted patents directed to composition of matter patent application for Aramchol meglumine as well as a wide range of other salts, and method for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. In addition, we have since submitted additional patent applications for Aramchol meglumine, including a low dose composition for Aramchol meglumine. We have since been granted a composition of matter patent for Aramchol salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the patent application is still pending in the U.S. and certain other countries. We have been granted a low dose composition of matter patent for Aramchol meglumine in the U.S. Our composition of matter claims covering Aramchol meglumine patents that have been granted expire in 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease will expire if and when issued in 2037. There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

Others may obtain issued patents that could prevent us from commercializing our product candidates or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon trade secrets and proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because we expect Aramchol or Aramchol meglumine will be manufactured and used in a number of foreign countries.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for us because we expect Aramchol will be manufactured and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our other intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

Although most jurisdictions in which the Company has applied for, intends to apply for, or has been issued patents have patent protection laws similar to those of the United States, some of them do not. For example, the Company expects to do business in South America, Eurasia, China and Indochina in the future and the countries in these regions may not provide the same or similar protection as that provided in the United States.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

We may rely on third party patents.

We may not have rights under some patents or patent applications related to products we may commercialize in the future. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, to manufacture, sell or import some of our future products, we or our collaborators may choose to seek, or be required to seek, licenses under third party patents issued in the United States and abroad or under patents that might be issued from United States and foreign patent applications. In instances in which we must obtain a license for third party patents, we may be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to develop, manufacture, sell or import these products.

We may be unable to protect the intellectual property rights of third parties from whom we may license certain of our intellectual property or with whom we have entered into other strategic relationships, which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our intellectual property rights may be licensed from third parties, including universities and strategic partners. Such third parties may determine not to or fail to protect the intellectual property rights that we license from them and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We may be party to license agreements with third parties and may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization product candidates we may identify and pursue. License agreements may impose various development, diligence, commercialization, and other obligations on us. For example, we may be required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and satisfy specified milestone and royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently or in the future license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or Aramchol meglumine or any other product candidate.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our product candidate infringes. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our product candidates infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product candidates infringes.

Third parties may assert that we are employing their proprietary technology without authorization. If a court held that any third-party patents are valid, enforceable and cover any of our product candidates or their use, the holders of any of these patents may be able to block our ability to commercialize any such product candidate unless we obtained a license under the applicable patents, or until the patents expire. In addition to litigation proceedings which may be filed against us, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of our product candidates or lead to prohibition of the manufacture or sale of products by us.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. Although we are not currently involved in any litigation, if we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

We may be unable to adequately prevent disclosure and unauthorized use of trade secrets and other proprietary information by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our product candidates and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignment of inventions agreements and other restrictions on disclosure and use to protect our intellectual property rights.

We also rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time- consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with our product candidates or cause additional material adverse effects upon our competitive business position.

We cannot be certain that the steps that we have taken will prevent the misappropriation or other violation of our confidential information and other intellectual property, particularly in foreign countries in which laws may not protect our proprietary rights as fully as in the United States and other developed economies. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. If we are unable to maintain the security of our proprietary technology, this could materially adversely affect our competitive advantage, business and results of operations.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and certain key consultants, or our employment and consulting agreements contain non-competition provisions. These agreements, to the extent they are in place and in effect, prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Any lawsuits relating to infringement of intellectual property rights necessary to defend ourselves or enforce our rights will be costly and time consuming.

We may be required to initiate litigation to enforce our rights or defend our activities in response to alleged infringement of a third-party. In addition, we may be sued by others who hold intellectual property rights and who claim that their rights are infringed by our product candidates. These lawsuits can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally.

A third-party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development, and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that such court will decide that we are infringing the third-party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses, which may not be available on commercially reasonable terms. In addition, there is a risk that a court will order us to pay the other party damages for infringement.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to other product candidates, technologies or other matters.

In addition, our patents and patent applications could face challenges. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert our management’s time and attention.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect Aramchol or any other product candidate.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming, and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing, wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Risks Related to Ownership of Our Ordinary Shares

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ordinary shares, which could make it more difficult for us to sell securities in a financing and for you to sell your ordinary shares.

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. If we do not meet these continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our President and Chief Executive Officer beneficially owns approximately 18% of our outstanding ordinary shares, as of February 15, 2021. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer currently beneficially owns approximately 18% of our outstanding ordinary shares as of February 15, 2021. Therefore, our President and Chief Executive Officer will be able to exert significant control over matters submitted to our shareholders for approval. As our President and Chief Executive Officer could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of our President and Chief Executive Officer may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Our U.S. shareholders may suffer adverse tax consequences due to our expected classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2020 taxable year and expect to be a PFIC for the 2021 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules.

If the securities analysts that currently cover our stock, or will do so in the future, or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who do cover, or may cover us in the future, adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who cover us cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

Because we do not intend to declare cash dividends on our ordinary shares in the foreseeable future, shareholders must rely on appreciation of the value of our ordinary shares for any return on their investment.

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 5759- 1999, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends.

The requirements associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Capital Market, on which our ordinary shares are traded, and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Capital Market may also impose various additional requirements on public companies. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly since, as of December 31, 2020, we are no longer considered an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made and will continue to make changes to our corporate governance standards, compensation policy, disclosure controls and financial reporting and accounting systems to meet our reporting obligations and applicable law. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

As a “foreign private issuer,” we are permitted to and currently do follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we are permitted to, and currently do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Capital Market, or the Nasdaq Listing Rules, for domestic U.S. issuers. For instance, we currently follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we may follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

In addition, as a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and certain individual executive compensation information, and our officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Additionally, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

If our ordinary shares become a “penny stock,” it may be more difficult for investors to sell their ordinary shares, and the market price of our ordinary shares may be adversely affected.

Our ordinary shares could become a “penny stock” if, among other things, the share price is below $5.00 per share, we are not listed on a national securities exchange or we have not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

If applicable, the penny stock rules may make it difficult for investors to sell their ordinary shares. Because of the rules and restrictions applicable to a penny stock, there is less trading in penny stocks and the market price of our ordinary shares may be adversely affected. Also, many brokers choose not to participate in penny stock transactions. Accordingly, investors may not always be able to resell their ordinary shares publicly at times and prices that they feel are appropriate and the market price of our ordinary shares may be adversely affected.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran.

Since February 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control, and there can be no assurance that these matters will not negatively affect us in the future. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjects of economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. The uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty until they reach the age of 40 (or older, for reservists who are officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call- ups, which may include the call-up of our employees or the employees of our Israeli business partners. Such disruption could materially adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the

U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2020 was

$1.00 = NIS 3.215. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in Israel has exceeded the rate of devaluation of the NIS, respectively, during the calendar years 2018, 2019 or 2020.

Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

The Companies Law regulates, among others, mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.

Moreover, the classification of our Board into three classes with terms of approximately three years each, per our Articles, the requirement of affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting in order to amend or replace our Articles, together with the other provisions of the Articles and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

It may be difficult to enforce a judgment of a United States court against us, our officers, directors and the Israeli experts named in this report on Form 6-K in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers, directors and these experts.

We were and continue to be organized in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, our shareholders may not be able to collect any damages awarded by either a United States or foreign court.

Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Articles and Israeli law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or a shareholder who has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for various populations. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

We believe that our lead product candidate, Aramchol has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol’s effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

The following is a summary of our pipeline of programs:

In April 2019, we completed our End-of-Phase 2 meeting with the FDA and reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol and on the pivotal registration study ARMOR. In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to introduce Aramchol meglumine into the randomized, double-blind, placebo-controlled part of ARMOR and are planning to hold a Type C meeting with the FDA in the second quarter of 2021 to discuss the plan for transition.

In September 2020, we announced that we entered into a research agreement with Gannex Pharma Co. Ltd, or Gannex, a wholly owned company of Ascletis Pharma Inc (HKEX:1672), or Ascletis, aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research will also focus on development of a standalone microbiome-based treatment for NASH and fibrosis.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is estimated that the global prevalence of NAFLD, the precondition to NASH, is approximately 25% in the general population and much higher in certain high risk groups. This disease is also now recognized as one of the most common liver disorders, and a significant growing public health problem. In the US alone, 80 – 100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

NAFLD is characterized by the accumulation of fat of 5% or greater in the liver of people who drink alcohol only in moderation, or not at all. There may be numerous causes of NAFLD, however, the disease is mostly associated with a high fat, fructose-rich diet. Although NAFLD is generally asymptomatic, it is a major risk factor for liver inflammation (NASH) and scarring (fibrosis and cirrhosis). In addition, NAFLD is also associated with metabolic syndrome and cardiovascular disease. Currently, NAFLD can only be managed through lifestyle improvements, such as weight reduction and physical activity.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally, and is associated with increased risk of liver cirrhosis, liver failure, hepatocellular cancer, as well as metabolic and cardiovascular diseases. The major characteristics of NASH are elevated liver fat, inflammation, ballooning and fibrosis.

However, despite the growing need, there are currently no approved therapeutic treatments for NASH. Modification of risk factors, such as obesity and hyperlipidemia, and proper diabetic control is generally recommended for the treatment of NASH, and the standard of care includes lifestyle changes to promote weight loss, including low-calorie, low-fat diets and physical activity. Although weight loss can be potentially significant in delaying the progression of NASH, studies have shown that, for most individuals, it is generally very difficult to maintain over the long-term, even following bariatric surgery.

There are currently no drugs approved by regulatory authorities for the treatment of NASH. Even though certain drugs, such as insulin sensitizers and antihyperlipidemic agents, are prescribed for some NASH patients, they are not approved for the treatment of NASH and their efficacy has not been proven in adequate and well-controlled clinical studies.

Currently, it is impossible to predict which of the NAFLD patients will deteriorate to NASH as it is unclear what causes NASH to develop. Researchers are now focusing on several factors that may contribute to the development of NASH. Therefore, lifestyle changes are recommended for all patients with NAFLD.

There is an exceptionally wide range of estimates regarding the potential commercial market for NASH. This uncertainty stems from (i) the overall size of the patient population, (ii) the percentage of the addressable market that will be diagnosed and, subsequently, seek treatment, (iii) the ultimate cost of the therapies, (iv) the number of approved drugs for NASH and their profile, and (v) uncertainty regarding the regulatory approval process. Some of these factors cannot be known until NASH drugs begin to hit the market or biomarkers replacing the biopsy diagnosis are validated. Independent estimates generally estimate a commercial multi billion market in developed countries, though we do not endorse any estimates, which are based on a number of different underlying assumptions.

Aramchol for NASH

Overview

Our product candidate, Aramchol, is a first-in-class synthetic fatty acid-bile acid conjugate molecule, or FABAC, molecule that we are developing for oral treatment for NASH in patients who are overweight or obese and have prediabetes or type II diabetes mellitus.

Early in its development, Aramchol’s ability to modulate hepatic lipid metabolism was observed and validated in numerous pre-clinical trials with different animal species. Mice fed a high fat diet and treated with Aramchol did not develop fatty liver as compared to non-treated mice. In these early studies, we also observed that the mechanism of this effect was not a result of malabsorption of fat in the intestines because the FABAC-treated mice gained weight throughout the test periods to a similar degree to the control mice. This led us to conclude that FABAC therapy triggers a beneficial modulation of intra-hepatic lipid metabolism and reduces liver fat content.

In in-vitro and in vivo studies, Aramchol down regulates the SCD1 enzyme, an enzyme recognized as playing an important role in the metabolism of fatty acids. The SCD1 enzyme is essentially the gateway that regulates the use and storage of fat in the body by converting saturated fatty acids to monounsaturated fatty acids. Experimental animal studies showed that complete inhibition of the SCD1 enzyme protects against diet-induced obesity, hepatic steatosis, or fatty liver, and insulin resistance by instructing the body to use, rather than store, all fatty acids. However, various animal studies have indicated that such complete SCD1 enzyme inhibition has mechanism based serious side effects, such as atherosclerosis, and eye and skin disorders. As observed by us in our pre-clinical and clinical studies performed to date, and subsequently published in the European Journal of Gastroenterology and Hepatology and Archives of Medical Research in 2008 and 2010 respectively, one of Aramchol’s unique characteristics is that it down regulates the SCD1 enzyme but does not inhibit it completely — a partial effect. To date, side effects that have been observed in animals with knock out of SCD1 have not been observed in our toxicology and clinical studies.

To better understand the role of Aramchol in NASH, we analyzed the effect of Aramchol in MCD diet model. The aim of this study was to investigate Aramchol’s mechanism of action and its effect on fibrosis using the methionine- and choline-deficient (MCD) diet model of NASH. We collected liver and serum from mice fed a MCD diet containing 0.1% methionine (0.1MCD) for four weeks, which developed steatohepatitis and fibrosis, as well as mice receiving a control diet; the metabolomes and proteomes were determined. 0.1MCD fed mice were given Aramchol (5mg/kg/day for the last 2 weeks); liver samples were analyzed histologically. Aramchol administration was found to reduce features of steatohepatitis and fibrosis in 0.1MCD fed mice. Aramchol downregulated the SCD1 enzyme, a key enzyme involved in triglyceride biosynthesis whose loss enhances fatty acid β-oxidation. In addition, Aramchol increased the flux through the transsulfuration pathway, leading to a rise in glutathione (GSH) and GSH/GSSG ratio, the main cellular antioxidant that maintains intracellular redox status. Comparison of the serum metabolomic pattern between 0.1MCD-fed mice and patients with NAFLD showed a substantial overlap. These findings were published in Hepatology Communications, Vol. 1, No. 9, 2017.

As the effect of Aramchol on fibrosis was first reported we further analyzed the direct effect of Aramchol on collagen production and reported down regulation of collagen production from the hepatic stellate cells (HSCs) by Aramchol. With that we could conclude that Aramchol has potential direct effect on collagen production and therefore reduces fibrosis indirectly by down regulation of steatosis by reducing the sequence of events but also directly affecting collagen producing cells. These findings were published in Hepatology Communications, Vol. 1, No. 9, 2017.

These findings led us to further analyze the effect of Aramchol using the Thiocatemide (TAA) rat model. TAA is the most commonly used toxic agents to induce liver fibrosis. Repeated IP injections of TAA leads to sever fibrosis / cirrhosis. Among all models for fibrosis, the TAA model share multiple characteristics with human liver fibrosis and is considered to best predict efficacy in humans. Results demonstrated that treatment with Aramchol 5mg/kg, significantly prevented TAA induced fibrosis in a dose dependent manner. These findings were presented at EASL, Amsterdam in April 2017 (The anti Fibrotic effect of Aramchol on liver Fibrosis in TAA animal model).

Phase 1 Single and Multiple-Dose Study of Aramchol in Healthy Male Volunteers (NCT00776841)

Aramchol was evaluated in two Phase 1 clinical trials (under a single protocol) to study its safety, tolerability and PK profile in healthy volunteers, in both single and multiple dose administrations. The first Phase 1 clinical trial was an escalating single-dose trial conducted in 17 healthy subjects testing Aramchol doses ranging from 30 mg to 900 mg, performed in one center in Israel. The subsequent Phase 1 clinical trial was a repeated-dose trial conducted over four days in 25 healthy subjects testing repeated daily doses of Aramchol of 30 mg and 300 mg, performed in one center in Israel. The profiles for the groups were similar and the maximal plasma concentration of Aramchol increased with the higher doses. The PK profile demonstrated that Aramchol is suitable at each dose for once-daily administration and there were neither significant adverse events observed in either Phase 1 trial nor any notable changes in biochemical, hematologic, cardiovascular or other safety parameters.

Phase 2a Trial: Aramchol Treatment in NAFLD or NASH Patients (NCT01094158)

In January 2012, we completed a 60 patient multi-center, randomized, double-blind, placebo-controlled Phase 2a clinical trial of Aramchol in patients with NAFLD or NASH between the ages of 18 and 75 in 12 centers in Israel. The Phase 2a study results were published in July 2014 in the peer-reviewed Clinical Gastroenterology and Hepatology Journal. The trial was performed in patients with either NAFLD or NASH, which design was deemed acceptable by the FDA in 2007 at a pre-IND scientific advisory meeting. The trial’s primary efficacy endpoint was a reduction in liver fat content, and did not consider inflammation or fibrosis, which can be diagnosed only by liver biopsy. We believe that the short study duration of three months of treatment followed by a one-month follow-up period did not warrant repeated biopsies. The trial evaluated the effects on liver fat content of 100 mg and 300 mg once-daily doses of Aramchol compared to a placebo. At the end of the three month treatment period, statistically significant reductions in liver fat concentration as measured by MRS were observed in the 300 mg patient group. Specifically, a 12.57% mean liver fat content reduction was observed in the 300 mg group, as compared to a mean reduction of 2.89% in the 100 mg group and a mean increase of 6.39% in the placebo-treated patients. These results indicate that the effects of Aramchol are dose-dependent, as demonstrated in the graph below, which presents the results with respect to the 57 patients who successfully completed the entire treatment period (three patients were excluded from data analysis because of one protocol violation and two withdrawal consents).

Relative Change in MRS from Baseline after Three Months of Treatment

The table above shows that the primary endpoint of the study was attained. The study demonstrated a statistically significant, dose dependent reduction in fat content in the livers of patients treated with Aramchol, with a 19% difference between the 300 mg dose group and the placebo group, while the difference between the 100 mg dose group and the placebo group was not statistically significant. Notably, the minimal effective dose of Aramchol for fat reduction has been defined.

There were no statistically significant differences among the three treatment groups for any of the secondary end points. There was a non-statistically significant trend of mild weight reduction (P=.1) in the high dose Aramchol group. Serum adiponectin levels increased (0.2 ± 1.7 μg/mL) in the high-dose Aramchol group but decreased in the low-dose (-0.3 ± 1.5 μg/mL) and placebo groups (-0.7 ±_1.3 μg/mL) (P= 0.88 for trend of dose-response relationship by linear regression). FMD increased non-statistically significantly by 1.28% ± 2.92% in the high-dose group, by 0.34% ±3.54% in the low-dose group, and by 0.46% ± 2.28% in the placebo group.

The frequency of adverse events was similar in all treatment groups, and none of them were considered to be related to the treatment. All adverse events in the active treatment arms were mild or moderate and none were serious. None of the patients withdrew as a result of adverse events. The following table shows the most frequent adverse events (occurring in≥2 patients in any group) in the study.

	Placebo (N=20)			Aramchol 100mg/d (N=20)			Aramchol 300mg/d (N=20)
	No.	No.		No.	No.		No.	No.
MedDRA preferred term	Events	Subjects	%	Events	Subjects	%	Events	Subjects	%
Abdominal pain	2	2	10%	2	1	5%	1	1	5%
Abdominal pain upper	1	1	5%	2	2	10%	—	—	—
Constipation	2	2	10%	—	—	—	—	—	—
Asthenia	2	2	10%	—	—	—	—	—	—
Back pain	3	3	15%	—	—	—	—	—	—
Musculoskeletal pain	2	2	10%	—	—	—	—	—	—
Upper respiratory tract infection	—	—	—	—	—	—	2	2	10%

The results of our Phase 2a clinical trial of Aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal were published in December 2014. The trial manuscript, entitled “The Fatty Acid-Bile Acid Conjugate Aramchol Reduced Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease,” provides the full report of the Phase 2a trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012. Based on this Phase 2a proof-of-concept results, we established a development plan that we believe may confirm: (i) the good safety profile of Aramchol, (ii) the optimal dose of Aramchol, and (iii) efficacy on steatosis as well as fibrosis in patients with NASH.

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol and Food Effect in Healthy Volunteers (NCT02374437)

On April 28, 2014, we commenced PK and food effect studies of Aramchol. In written correspondence from December 2013 regarding a requested pre-IND meeting, the FDA recommended that we conduct such studies prior to commencing our Phase 2b ARREST Study.

We conducted the food effect and PK study at the Sourasky Medical Center in Tel Aviv, Israel involving 66 healthy volunteers to evaluate the PK of Aramchol following single and multiple escalating doses (200 mg, 400 mg and 600 mg), as well as to evaluate the effect of a high-fat, high-calorie meal on the PK of Aramchol following a single dose in healthy volunteers.

The results showed dose-related, but less than dose-proportional, increases in the mean Aramchol plasma concentrations, or Cmax, area under the curve, or AUC, (0-t), and AUC (inf) of 200 mg, 400 mg and 600 mg doses administered under fasting conditions or following a light meal, both at single and repeated dose administration. Cmax and AUC are metrics used to indicate the significance of a drug’s exposure. Steady-state was achieved by 144 hours (day seven). Administration of Aramchol after a high-fat, high-calorie meal afforded a 2.6 fold increase in exposure, as measured by Cmax, AUC(0-t), and AUC(inf) compared to the fasting group.

No serious adverse events or deaths occurred during the study. Adverse events were equally distributed between placebo and Aramchol doses, were mild (with only one moderate adverse event) and the majority defined unrelated to Aramchol. The PK study provides additional safety data to further support existing safety data from our pre-clinical studies and our Phase 1 and Phase 2a clinical trials of Aramchol.

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol Administered under Fed Conditions in Healthy Chinese Volunteers (NCT 02803996)

In 2016, we performed the Chinese PK Study involving Chinese patients who are domiciled in the United States. We enrolled 66 patients in this study, consisting of two parts. In part A, 32 subjects received a single escalating dose; Part B enrolled 34 subjects which received a multiple escalating dose. Dr. Evelyn Darius served as the Study Investigator. No safety signal was identified in this study and we deemed no changes were required in the enrollment of Chinese patients into the ARREST Study. Moreover, having this Chinese PK Study data may give us a head start in future licensing discussions with potential Chinese partners for the development of Aramchol in China.

Phase 2b ARREST Study for Aramchol (NCT 02279524)

In September 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of NASH. Fast Track designation may accelerate the development process and may expedite the review of drugs that show promise in treating serious, life-threatening medical conditions for which no other drug either exists or is as effective.

On February 1, 2015, we began our ARREST Study. The ARREST Study was a Phase 2b, multicenter, global, randomized, double-blind, placebo controlled study to evaluate the efficacy and safety and of two doses of Aramchol for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus. In order to be eligible to participate in the ARREST Study, patients had to be affected by NASH, as diagnosed by a biopsy centrally read (steatosis ≥1 + inflammation ≥1 + ballooning ≥1, total activity NAS score of 4 or more), have a fibrosis stage of 1-3, be overweight or obese as measured by a Body Mass Index between 25 and 40 or waist circumference between 88cm to 200cm for women, and between 102cm to 200cm for men, and who are pre diabetic or type II diabetic. We targeted this specific population as it is at the greatest risk of developing NASH and its complications. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of the disease: steatosis, inflammation and fibrosis.

A total of 247 patients (approximately one third in the US, one third in Latin America and one third in Europe and Israel) with liver biopsy-proven NASH who were overweight or obese and had pre-diabetes or type II diabetes mellitus were randomized. Patients were randomized in a ratio of 2:2:1 (600mg, 400mg and placebo) taking once-daily oral Aramchol (in the Aramchol treatment arms) or a placebo (in the placebo arm). The treatment part of the trial was 12 months in duration and patients completing this phase were observed for a three month follow-up period. In February 2017, we completed randomization of the ARREST Study. Baseline histology of patients enrolled into the ARREST study demonstrated a population with advanced disease, with 60% having stage 2 and 3 fibrosis and 70% have NAS>5 at baseline.

The primary endpoint of the study was the change from baseline to end of study in liver triglycerides ratio as measured by magnetic resonance spectroscopy, or MRS (Aramchol 600mg vs. placebo). Secondary endpoints, demonstrated through biopsy, included fibrosis improvement by at least one stage or more without worsening of NASH (defined by an increase of inflammation and or ballooning) and NASH resolution (defined by ballooning score 0 and inflammation score 0-1 at termination) without worsening of fibrosis. Other secondary endpoints included improvement (2 points or more) in NASH activity index, as measured by NAS or SAF, without worsening fibrosis and change in baseline to week 52/termination in ALT (U/L).

On June 12, 2018, we announced top-line results of the ARREST Study and on November 13, 2018 an oral abstract presentation of one-year results of the ARREST Study was presented during a Late Breaking Abstract Oral Session at The Liver Meeting® 2018 during the American Association for the Study of Liver Diseases 2018 Annual Meeting.

Of the 247 patients, 48 patients were in the placebo arm, 101 patients in the Aramchol 400mg arm and 98 in the Aramchol 600mg treatment arm. The majority of subjects completed 52 weeks of treatment and 13 weeks of follow up (89.1%, 89.8%, 85.4% in the 400 mg, 600 mg and placebo arms, respectively). The leading cause of discontinuation was consent withdrawal and early termination due to adverse events; the incidence of early termination due to AEs was very low and similar across study arms.

Patients in the ARREST study were planned to undergo MRS, and a liver biopsy at baseline and week 52, which were centrally read, blinded to treatment allocation. The statistical analysis plan included pre-defined analysis sets: (i) a full analysis set for MRI (FAS — MRI): all intent to treat, or ITT, patients with baseline and at least one second MRS. 214 patients were included in this analysis set (41 in placebo; 90 in Aramchol 400mg; and 83 in Aramchol 600mg); and (ii) a full analysis set for liver biopsy (FAS — biopsy): all ITT patients with baseline and a second biopsy. 198 patients were included in this analysis set (40 in placebo; 80 in Aramchol 400mg; and 78 in Aramchol 600mg).

Results from the study showed a statistically significant reduction in liver fat by MRS with Aramchol 400mg vs. placebo (p=0.0450) and not with 600mg (p=0.0655) and thus did not reach the primary endpoint of the study. In a post-hoc analysis, a cutoff of 5% absolute reduction in liver fat was used as a surrogate for potentially clinically meaningful MRI reduction. In this responder’s analysis, a dose-response could be observed; the responder rate was 47.0%, 36.7% and 24.2%, in the Aramchol 600mg, 400mg and placebo arms, respectively. The proportion of the Aramchol 600mg arm compared to placebo was statistically-significant (p=0.0279).

Results for the two biopsy endpoints, which may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application, demonstrated the following: (i) significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514); and (ii) a higher proportion of patients showed at least one-point improvement in fibrosis score without worsening of NASH in Aramchol 600mg vs. placebo (29.5% vs. 17.5%; p=0.2110).

Statistically significant reductions in live enzymes alanine transaminase (ALT) and aspartate transaminase (AST) were demonstrated in both Aramchol arms vs. placebo (p≤0.0002) and (p<0.0001), respectively.

Secondary endpoints based on NAS and SAF activity score, ≥2 points improvement, showed a higher proportion of patients with improvement in the Aramchol arms (600mg>400mg>placebo; P>0.05).

Exploratory endpoints of glycemic parameters showed statistically significant reductions in HbA1c with both Aramchol arms vs. placebo (p<0.007) implying a potential effect on glycemic control.

At 52 weeks of treatment, Aramchol continued to show a favorable safety and tolerability profile. Serious adverse events were reported in 12.5%, 8.9% and 9.2% of patients in placebo, Aramchol 400mg and 600mg arms, respectively. No clustering of event type or atypical events for the studied population was reported in either Aramchol arms. Severe adverse events were reported in 10.4%, 6.9%, and 6.1% of patients in placebo, Aramchol 400mg, and 600mg arms, respectively. Early terminations due to adverse events occurred in 4.2%, 3.0% and 4.1% in placebo, Aramchol 400mg and 600mg arms, respectively.

The following table summarizes the most frequent adverse events.

The following table summarizes the ARREST results:

	Placebo	Aramchol 400mg	Aramchol 600mg
MRS – Absolute change from baseline in mean liver fat(1)	-0.09%	-3.41%	-3.18%
		P=0.0450	P=0.0655
MRS responders – Reduction of ≥5% in absolute change from baseline(1)	24.4%	36.7%	47.0%
		P=0.0878	P=0.0279
NASH resolution without worsening of fibrosis(2)	5%	7.5%	16.7%
		P=0.4955	P=0.0514
NASH resolution(2)	7.5%	12.5%	19.2%
		P=0.2237	P=0.0462
Fibrosis improvement (≥1 stage) without worsening of NASH(2)	17.5%	21.3%	29.5%
		P=0.8425	P=0.2110
Progression to Cirrhosis (Post-Hoc Analysis) worsening of NASH(2)	7.5%	7.5%	1.3%
		P=0.5693	P=0.1008
ALT (U/L) Change from baseline(3)	+11.82	-12.0	-17.3
		P=0.0002	P<0.0001
AST (U/L) Change from baseline(3)	+6.67	-7.20	-10.83
		p=0.0011	p<.0001
HbA1C Change from baseline(4)	+0.32	-0.04	-0.13
		p=0.0061	p=0.0008

(1)	Placebo N=41; 400mg N=90, 600mg N=83; Mixed Effect Model Repeat Measurement (MMRM) adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(2)	Placebo N=40, 400mg N=80, 600mg N=78; Baseline adjusted logistic regression; p-values for comparison of active treatment arm vs. placebo.

(3)	Placebo N=47, 400mg N=100, 600mg N=98; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(4)	Placebo N=47, 400mg N=98, 600mg N=96; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

Dose Splitting Pharmcokinetic Study (NCT03774173)

As a result of the dose response pattern observed in the ARREST Study, we recently conducted a Phase I, open-label, crossover PK study to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. 16 healthy subjects took part in two study periods. Eight subjects received each regimen in the first period and the alternate regimen in the second period. A PK profile was obtained over the dosing interval at steady state on day ten of each period.

Results of the study showed that the administration of Aramchol 300 mg twice daily resulted in 24-hour plasma concentrations significantly greater than those observed with the administration of Aramchol 600 mg once daily. (P<0.0001). The average plasma levels (exposure) were 53% higher and exposure was greater in all 16 subjects with the twice daily dosing. The treatment in both dosing regimens were similar in terms of safety and were well tolerated.

First in Human Aramchol Meglumine Pharmcokinetic Study

In December 2020, we announced new data from a Phase 1, first in human study that compared Aramchol meglumine to Aramchol acid. Armachol acid and Aramchol megluine was administered twice daily to 12 subjects. Below is a summary of the results:

These initial results demonstrated that the new salt form of Aramchol meglumine has a plasma PK profile that is very similar to Aramchol acid. It also showed that the administration of both forms resulted in the same form of Aramchol in the blood, regardless of which drug product is administered and that less Aramchol meglumine is needed for the same exposure of Aramchol acid in the blood.

Phase 3 ARMOR Study for Aramchol

In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology -based registrational part where 1200 subjects will be treated with Aramchol or matching placebo for 52 weeks and a clinically based part where subjects will continue with the same treatment for approximately five years, taking into consideration draft guidance issued by the FDA in December 2018 entitled “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or the “December Guidance”. The histology-based data is intended to serve as the basis for the submission of a marketing authorization application under regulatory provisions of Subpart H accelerated/conditional approval.

In light of the rapid development of the Aramchol meglumine program and due to the delays resulting from the COVID-19 pandemic, in December 2020, we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational phase of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to introduce Aramchol meglumine into the randomized double-blind, placebo-controlled part of ARMOR and are planning to hold a Type C meeting with the FDA in the second quarter of 2021 to discuss the plan for transition.

The following is a summary of our planned clinical trial design, which is subject to change.

The Phase 3 study is a two-part study, an open-label part and a randomized, double-controlled, placebo part, designed to evaluate the safety and efficiacy of Aramchol and is expected to be conducted in approximately 200 sites in the U.S., Europe and Latin America.

Part One: Open Label Study

The first part, an open-label study, is designed to evaluate treatment response kinetics, pharmacokinetics and safety of twice daily administration of Aramchol 300mg in approximately 150 subjects with NASH and liver fibrosis stage 1-3 (F1 capped at 30 subjects), subjects with NASH who may or may not be overweight, and subjects with NASH who may or may not have type 2 diabetes or be pre-diabetic. The 150 patients are expected to be comprised of both current ARMOR patients as well as new patients. Patients will be randomized (1:1:1) into three groups with post-baseline liver biopsy being performed at 24 weeks, 48 weeks, or 72 weeks, respectively. A second post-baseline liver biopsy will be conducted after one year for subjects whose post-baseline liver biopsy at week 24, 48 or 72 does not show at least one stage improvement in fibrosis. The open label part also aims to explore the kinetics of histological outcome measures and the utility of state-of- the-art non-invasive tests (including ProC3 and ELF) and imaging that may be able to provide early predictions for histology responses to Aramchol and long-term safety data to support the planned histology-based Subpart H submission to the FDA for regulatory approval. The open label part is being conducted at approximately 50 selected sites in the U.S., and around the world which have been less affected by the COVID-19 pandemic. The first data milestone is expected when approximately one-third of the study population (~ 50 subjects) has completed 24 weeks of treatment, which is expected in the fourth quarter of 2021, followed by a second and third data milestone after the relevant patient group has completed the post-baseline liver biopsy.

The following is a depiction of the open label part.

Part Two: Histology-Based and Clinically-Based Study

The second part of the ARMOR Study is a randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of Aramchol 300 mg BID to support regulatory approval, with both a histology-based phase and a clinically-based phase. As currently designed, a total of 2000 subjects with NASH and liver fibrosis stage 2 and 3 who are overweight and are either pre-diabetic or have type 2 diabetes are expected to be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. In the histology-based phase, we intend to treat 1000 subjects with Aramchol or matching placebo for 72 weeks until the second biopsy. The histology-based data is intended to serve as the basis for the submission of a Subpart H marketing authorization application under regulatory provisions of accelerated/conditional approval. The primary histology-based endpoint is NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening. In the clinically-based phase, all subjects will continue with the same treatment assignment for up to seven years until study completion to confirm clinical efficacy. We may announce end-of-study at the time when a total of 380 subjects have experienced at least one pre-specified clinical event or at five years from last subject randomization, whichever comes first. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites). If the clinical trial results in the histology-based phase are positive, we plan to submit an NDA for Subpart H accelerated/ conditional approval to the FDA.

The following is a depiction of part two of the ARMOR Study:

Amilo-5MER

In August 2020, we announced significant progress in the development of Amilo-5MER, a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine). The 5 amino acids sequence of Amilo-5MER is homologue to a specific MTADV sequence in the human CD44 variant found in synovial fluid cells from joints of rheumatoid arthritis, or RA patients.

Amilo-5MER is being developed through a research collaboration between us and the Hebrew University of Jerusalem. The molecule originated in the laboratory of Prof. David Naor, from the Lautenberg Center for Immunology and Cancer Research, Faculty of Medicine, The Hebrew University. Prof. Naor and his team were the first to publish this specific sequence in the prestigious scientific communication Journal of Clinical Investigation 1.

Amilo-5MER binds to three pro-inflammatory amyloid proteins, Serum Amyloid A, or SAA, Transthyretin and Apolipoprotein B with high affinity. The first two are known to be active only in their aggregated forms. By binding to SAA, Amilo-5MER interferes with SAA aggregation and therefor inhibits the destructive autocrine, self-amplifying cytokine loop that causes additional inflammatory reaction.

SAA constitutes acute phase reactants, whose concentration in serum rise rapidly in response to acute stimuli such as infection and trauma. An elevated concentration of SAA was identified in sera of patients with multiple autoimmune diseases and more recently, an outstanding increase of SAA was also detected in COVID-19 infected patients2-3. SAA in its aggregated form, is a potent and rapid inducer of cytokine secretion (particularly Interleukin 6 (IL-6). IL-6 plays an important role in chronic inflammation and is implicated in the pathogenesis of many autoimmune diseases, such as Multiple Sclerosis, or MS, RA, Inflammatory Bowel Disease, or IBD and acute COVID 19. Interference with SAA polymerization and aggregation is a valid target to prevent chronic inflammatory conditions.

Amilo-5MER has been shown to significantly reduce chronic inflammation in animal models of RA, IBD and MS (research work supported by a grant to Prof. Naor from the National Multiple Sclerosis Society (NMSS) of the USA). Amilo-5MER provides a unique mechanism of action to interfere with this vicious cycle, enabling a specific treatment for chronic inflammatory diseases. Data generated from multiple in-vitro, in-vivo and human ex-vivo models have shown that Amilo-5MER significantly improves clinical symptoms. Histological improvements and reduction of pro-inflammatory cytokine secretion were also observed.

Amilo-5MER is considered a New Chemical Entity. As such, it is eligible for NCE patent protection until July 2034. Patents have been granted and maintained in the US (US 1061181937), Europe (EP 3169343) and Australia (AU 2015291151) and have been allowed in Japan (JP 6671363).

Recent research and development of Amilo-5MER is being conducted under a research and option agreement between us and Yissum, the tech transfer company of the Hebrew University. We have completed all IND-enabling studies for Amilo-5MER, including API manufacturing, toxicology, and other supporting data. We plan to initiate a first in human Phase 1a in healthy volunteers in the UK in the first half of 2021 If the Phase 1a study is successful, we plan to exercise the option to receive an exclusive license to the Amilo-5MER technology and enter into a definitive license agreement with Yissum, although we may exercise the option earlier. Subsequently, we plan to hold a pre-IND meeting with the FDA in the third quarter of 2021 with the aim of initiating a 6-week open label Phase 1b proof of concept trial to study the safety and efficacy of Amilo-5MER in 20 active ulcerative colitis patients (10 mild to moderate and 10 moderate to severe). The primary endpoint is expected to be reduction from baseline in the Mayo score at week 6 and key secondary endpoints are expected to be clinical remission at week 6, endoscopic improvement at week 6, SAA, C-reactive protein and fecal calprotectin levels at week 6, and improvement in histologic score. If the Phase 1b study is successful, we presently expect progressing to a 24 months Phase 2 randomized, double blind, placebo controlled, multi-center trial in 220-250 patients, and based on the results of the Phase 2 study, we currently envisage two Phase 3 with an overall study duration of 24 months in a yet to be determined sample size.

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions

Toxicology Studies

Since the completion of the Phase 2a study, pre-clinical toxicology studies have been conducted to support our ongoing clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no side effect and therefore the highest dose of the study was selected as the no-observed-adverse-effect-level, or NOAEL. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

Aramchol was non-mutagenic in vitro in the Ames test and chromosomal aberrations test, each of which is a test to determine whether the subject chemical can cause mutations in the DNA of an organism. In addition, in bone marrow micronucleus test in male rats at a 2000 mg/kg oral dose (the maximum recommended dose in accordance with ICH S2 (R1)), Aramchol was not clastogenic, meaning it did not give rise to or induce disruption or breakages of chromosomes, nor was it aneugenic, meaning it did not cause the number of chromosomes in the nucleus of a cell to not be an exact multiple of the monoploid number of a particular species.

Embryo-fetal development toxicity was assessed in rats and rabbits. No maternal or fetal development toxicity was observed in either species. The NOAEL for maternal and development toxicity was at least 1000 mg/kg in rats and 750 mg/kg in rabbits (the maximum feasible dose in both species).

No maximum tolerated doses were reached in the studies. Over 50-fold safety margin exposure was achieved in dogs but not in rats. However, for rats, at least three of the four ICH M3(R2) safety margin criteria were met, and for dogs all four criteria were met. Blood tests revealed a decrease in total blood cholesterol levels, including LDL, HDL and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body. Based on the above, it was concluded that the overall safety data for Aramchol is sufficient to support the proposed Phase 2b clinical trial.

To support any potential future NDA, we have commenced or are planning to commence several safety studies. Additionally, we plan in the future to conduct a study of Aramchol in the pediatric population.

In addition, we are conducting carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs. Under FDA guidance, we are required to perform two studies, one in rats and the other in mice. The carcinogenicity study in rats is a two year study which was initiated in February 2020. A transgenic mice study is planned to be initiated in 2021.

Aramchol for the Treatment of Other Indications

On February 14, 2018, we announced topline results from the investigator initiated ARRIVE Study for HIV associated lipodystrophy and NAFLD patients. HIV patients have advanced liver disease which is a major cause for morbidity and mortality. ARRIVE, a Phase 2a, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba was a randomized, double-blinded, placebo-controlled, 12 weeks, proof-of-concept study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD. The primary end point of successful therapy was improvement in hepatic steatosis at 12 weeks, as measured by MRI-PDFF. Secondary endpoints were improvement in total body fat, metabolic profile, and liver biochemistry. Liver biopsies were not included as part of the evaluation in this pilot trial. The trial showed no difference between HIV patients receiving Aramchol for 12 weeks when compared with HIV patients in the placebo arm. Aramchol showed a favorable safety and tolerability profile. Although the pathology (fatty liver) is similar to “garden variety” NASH, the pathogenesis involved in the HIV lipodystrophy and NAFLD is different and multi factorial including the effect of the virus itself and the anti-HIV medications.

On November 13, 2014, we announced the first administration of Aramchol in a proof-of-concept Phase 2a clinical trial for the treatment of newly formed cholesterol gallstones following bariatric surgery. The primary end-point was to prove that Aramchol dissolves newly formed gallbladder gallstones following bariatric surgery. Patients were to be assigned to one of three treatment arms; 400mg tablets, 600mg tablets and placebo. Only 9 patients were enrolled, and 7 patients completed the study. Due to poor patient recruitment and change in Company focus, we decided to terminate the study on October 1, 2015. We currently believe that it is unlikely that we will revive another study in cholesterol gallstones.

Topical Development

We selected to test Steamchol, in proof of concept studies through a cosmeceutical route of development. Accordingly, on October 13, 2015, Steamchol received a CAS (Chemical Abstracts Service Registry) name and number to allow its cosmeceutical development.

On October 6, 2016, we initiated a proof-of-concept 20-week, double blind, controlled study to evaluate the efficacy and tolerance of Steamchol (a synthetic FABAC, a conjugate of stearic acid (C18:0) and colic acid with similar properties of Aramchol formulated as topical cream), in subjects with Acne Vulgaris. The study was conducted at the IRSI Institute (International Research Services Inc.) in Port Chester, New York, US. A total of 68 subjects participated in the study. On July 2017, top line data was received which was determined to be inconclusive. Due to poor data collection and higher-priority clinical programs, we decided not to pursue this indication. At present, we believe that it is unlikely that we will revive another study in Acne Vulgaris.

Our Competitive Strengths

We believe our key competitive strengths include the following:

•	A drug that targets the main NASH pathologies; steatosis, inflammation and fibrosis. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis has shown to be indirect via reduction of steatosis and ballooning, and direct via reduction of collagen production from human hepatic stellate cells, the principle fibrogenic cell in hepatic fibrosis, and therefore has a potential to show significant results in NASH resolution without fibrosis worsening and/or fibrosis improvement without worsening of NASH.

•	600mg dose of Aramchol in ARREST Study demonstrated a significant effect on an endpoint that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application. In our Phase 2b ARREST Study, significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514). Under current FDA guidance, resolution of NASH and no worsening of liver fibrosis on NASH may currently constitute one of two endpoints that support an FDA marketing application. We believe that if we observe a similar effect on patients in our ARMOR Study, then we believe Aramchol is well positioned to be approved by the FDA. Moreover, in a dose splitting study of 300mg administered twice daily, we observed significantly higher exposure which suggests a potential for even higher efficacy with higher exposure of Aramchol.

•	An orally delivered drug with a good safety profile. In its current formulation, Aramchol is administered orally as a tablet. Simple and convenient oral delivery is expected to lead to increased patient compliance. Together with Aramchol’s good safety profile, we believe that Aramchol is well positioned against the competition in the treatment of NASH, where some treatments under development may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance. If approved, Aramchol may enable physicians to treat NASH patients with moderate to severe fibrosis in all stages of NASH for long periods of time.

•	Experienced team with extensive knowledge and expertise in drug development. The Galmed team is highly skilled, experienced, and professional, which enables product development in an efficient, cost effective manner to enable timely regulatory approval. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the fields of metabolic and liver diseases.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to market readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continue advancing Aramchol through development as a first-in-class treatment for NASH and fibrosis. Following the completion of our Phase 2b ARREST Study, we are advancing Aramchol into a Phase 3 ARMOR Study with the goal of offering a first-in-class treatment for NASH.

•	Explore strategic partnerships for Aramchol in different geographies. We intend to strategically partner with pharmaceutical and healthcare companies that possess experience, resources and infrastructure to execute clinical trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil for the commercialization of Aramchol in Korea. See “Business — Strategic Collaborations, Research Arrangements and Other Material Agreements — Samil Pharm. Co., Ltd.” for more information regarding the Samil Agreement. In addition, we are actively exploring strategic partnership opportunities in other regions.

•	Investigate possible therapeutic combinations of Aramchol with drugs manufactured by others. We are seeking to co-develop Aramchol as a best in class drug with drugs manufactured by others in order to increase the commercial opportunities of Aramchol. In September 2020, we announced that we entered into a research agreement with Gannex, a wholly owned company of Ascletis which is developing its ASC41 molecule (THR-beta agonist) for NASH. The research agreement is aimed at combination therapy of ASC41 and Aramchol for the treatment of NASH and fibrosis. In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics, to develop innovative treatments based on microbiome for NASH and fibrosis.

•	In-license, develop or acquire additional drug candidates. To diversify and expand our product pipeline, we are currently evaluating the acquisition or in-licensing of additional product candidates and technologies.

Strategic Collaborations, Research Arrangements and other Agreements

Samil Pharma. Co., Ltd.

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea, or the Territory.

Under the terms of the Samil Agreement, the Company has granted Samil an exclusive licence, or the Samil License, for fatty liver indications including NASH, or the Field of Use, in the Republic of Korea, or the Territory to such information concerning Aramchol as may be required to support Samil’s applications for regulatory approvals, or the Licensed Information, and the patents for the import, marketing, use, sale, offer for sale, commercialisation and distribution (and, if the option is exercised, manufacture) of Aramchol in tablet form, or any other physical form as may be produced or manufactured by or on behalf of Galmed or by a third party for Galmed and, if the option set out below is exercised, any products within the Field of Use, the development, manufacture or sale of which is based, in whole or in part, on, or involves the use of, the Licensed Information or covered under any patent, or the Product.

The Samil License shall remain in force with respect to each Product (if the Samil Agreement is not early terminated) until the later of: (i) the date of expiry in the Territory of the last of any patent covering such Product or any formulation, dosing or administration form thereof; and (ii) the date of expiry of a period of 20 years commencing on the date of first commercial sale by Samil or a sublicensee of such Product in the Territory.

Upon the signing of the Samil Agreement, Samil paid the Company a gross upfront fee of approximately

$2.1 million and in September 2018, we received a milestone payment of $1.5 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate to an additional

$4.5 million, as well as tiered, double-digit royalties payable on sales (lower if sales of a generic equivalent commence in the Territory).

Pursuant to the terms of the Samil Agreement, following the first achievement of US$25 million of net sales in any calendar year following the first commercial sale of the Product in the Territory, Samil shall have the option to request that the Licensed Information include methods for the formulation of Aramchol from its API, to allow for the manufacture of Aramchol by Samil; provided, however, that we shall have the option, to widen the definition of the Licensed Information as aforesaid at any time.

We shall be entitled, at our option: (i) to modify the Samil License with respect to any Product so that it is non-exclusive only; or (ii) to terminate the Samil License hereunder, with respect to any Product if: (a) a first purchasing order from Samil for at least one Product shall not have been placed by 6 months following the grant of the Korean Ministry of Food and Drug Safety new drug approval; or (b) commercial sale of such Product having commenced and either (i) there shall be a period of 1 year during which no sales of any Product shall take place, or (ii) within 1 year of such commencement, aggregate sales of Products shall not have reached a reasonable level, as determined by the joint development committee, in each case, except as a result of force majeure or other factors beyond the control of Samil. Further, we shall be entitled to terminate the Samil Agreement if Samil challenges the validity of any of the patents. If any such challenge is unsuccessful, Samil shall (in addition to our right to terminate) pay us liquidated damages in the amounts of US $8,000,000. Either party may terminate the Samil Agreement (i) upon the other party’s material breach if such party fails to cure such breach within 30 days, or, in the case of failure by Samil to pay any amount due from Samil to us pursuant to or in connection with the Samil Agreement 14 days after receiving written notice thereof, or (ii) upon customary events such as the granting of a winding-up order if such order or act is not cancelled within 60 days.

In the event that we do not achieve the primary endpoint as defined in the study protocol, or Successful Completion, of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use, or the Cessation Notice, or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion, or the Licensor Continuation Notice. Also, in the event that we do not achieve the Successful Completion of the potential Phase 3 Study, we shall, as soon as practicable, notify Samil accordingly, or the Notice of Non-Success. Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil’s receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory, or the Licensee Continuation Notice. In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil’s own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice, or Agreed Continuation, the Samil Agreement shall continue in accordance with its terms. In August 2018, Samil sent a Licensee Continuation Notice to us.

Additionally, following the Successful Completion of the ARREST Study or Agreed Continuation following non-achievement of Successful Completion of the ARREST Study, Samil shall, for a period of 90 days following the date of written notification to it by us of such Successful Completion or following the date of Agreed Continuation following non-achievement of Successful Completion, have the option to require that the Territory be extended to include Vietnam, or the Extension Option. In the event that Samil exercises its Extension Option, the parties shall conduct negotiations in good faith for up to 30 days thereafter in order to agree on milestone payments which would replace those set out in the Samil Agreement. In the event that agreement is not reached in such regard within such period, the Extension Option shall terminate. Discussions for the extension of the Samil License to Vietnam are ongoing.

Amilo 5-MER Research and Option Agreement

We have entered into a research and option agreement with Yissum, the tech transfer company of the Hebrew University with respect to our Amilo-5MER, a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine). Under this agreement, we are able to research and initially develop Amilo-5Mer, are required to fund the initial research and have been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer upon certain pre-agreed upon terms and such other terms to be agreed upon. If we elect to continue development of Amilo-5Mer beyond the currently contemplated first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement. If we exercise our option to enter into any definitive license agreement with Yissum, there can be no assurance that we will agree upon terms with Yissum or that it will be on terms favorable to us. If we do not enter into a definitive license agreement, then then we will not have the ability to continue the development and potential commercialization of Amilo-5Mer.

Ascletis Pharma

In September 2020, we announced that we entered into a research agreement with Gannex, a wholly owned company of Ascletis aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

ASC41 is an oral thyroid hormone receptor beta (THR-beta) agonist which recently received IND approval from China’s National Medical Products Administration (NMPA) to conduct clinical trials for Non-alcoholic Steatohepatitis (NASH) indication. In a Phase 1 study in 65 subjects with elevated low-density lipoprotein cholesterol (LDL-C) (> 110 mg/dL), a population characteristic of NAFLD, Ascletis reported that preliminary data suggested that ASC41 was safe and well tolerated up to a dose of 20 mg and in the multiple-ascending dose portion of the study, preliminary data suggest that after 14 days of once daily oral dosing, subjects demonstrate clinically meaningful and statistically significant reduction in LDL-C and triglycerides compared to placebo.

MyBiotics

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics Pharma Ltd., or MyBiotics, to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research will also focus on development of a standalone microbiome-based treatment for NASH and fibrosis.

Under the collaboration agreement, MyBiotics will employ its proprietary SuperDonor technology in combination with its MyLiveIn computational AI and screening platforms to identify and optimize consortia of bacteria to reconstitute a NASH patient’s gut flora in order to enhance Aramchol’s clinical efficacy and response rate. The collaboration also aims to identify specific microbial biomarkers for Aramchol based on macrobiome data collected from Galmed’s clinical studies that could serve as a biomarker for Aramchol at early stage of treatment.

MyBiotics’ microbiome therapeutic technology enables the design of bespoke microbial consortia profiles based on MyBiotics’ unique culturing and fermentation capabilities. The microbiome therapeutic technology is a nature-derived culturing and fermentation technology which can be leveraged for single strains, consortia of strains and whole microbiome solutions, integrated with a computational AI platform. It increases the bacterial diversity which can be leveraged for product candidates, and at the same time produces bacteria which are more resistant to gastrointestinal conditions, increasing bioavailability and colonization. The microbiome therapeutic technology was validated in multiple in-vitro and in-vivo models. MyBiotics’ lead product candidate for treatment of recurring clostridium difficile infection (CDI), MBX-SD-202, is expected to enter Phase I clinical trials in 2021.

Unipharm

On October 7, 2000, in connection with a certain share subscription agreement, we sent a letter to Unipharm Ltd., or Unipharm, pursuant to which we agreed to negotiate the grant of an exclusive license to Unipharm with respect to the use of patents within our first patent family covering the composition of matter of Aramchol within Israel on to-be-agreed upon terms and conditions. The letter stated that, if granted, such license would at all times be subject to our best interests, as determined in our sole discretion, and all approvals and proceedings required by agreement or by law. As of the date hereof, no such definitive agreement has been executed with regard to this matter and at this stage, we have no intention to pursue such an agreement. The letter is silent as to term, termination and whether or not it is binding.

Competition

The pharmaceutical industry is characterized by rapidly evolving technology, intense competition and a highly risky, costly and lengthy research and development process. Adequate protection of intellectual property, successful product development, adequate funding and retention of skilled, experienced and professional personnel are among the many factors critical to success in the pharmaceutical industry.

Other companies, including, Intercept Pharmaceuticals, Inc., Madrigal, Inventiva, have molecules currently in Phase 3 or 4 clinical development; Eli Lilly, Pfizer, Novartis, Bristol Myers, Novo Nordisk, Merck, Viking, Enanta, Metacrine, Terns, Poxel, Hepion, Cytodyn, Can-Fite, 89Bio, and Sagimet Biosciences, NGM Bio and others have molecules in Phase 2 clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH including, but not limited to, Terns. Allergan and AstraZeneca.

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. In June 2020, the FDA issued a complete response letter, or the CRL, regarding the NDA of OCA for the treatment of NASH. Recently, Intercept reported that it is in discussions with the FDA with respect to the potential resubmission of its NDA. If approved, OCA will become the first approved NASH drug.

Notwithstanding the foregoing, see “Risk Factors — Risks Related to Our Business, Industry and Regulatory Requirements — Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete.”

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or Aramchol meglumine, or any other product candidate and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol and Aramchol meglumine in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended due to patent term adjustments of 567 days, resulting in an effective expiration date of November 3, 2023. We have pending patent applications and granted patents directed to composition of matter for Aramc hol meglumine and low dose Aramchol meglumine as well as a wide range of other salts, and methods for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. We have been granted a composition of matter patent for Aramchol meglumine and low dose meglumine which includes claims for the treatment of fatty liver in Europe and certain other countries. Our composition of matter claims covering low dose Aramchol meglumine patents that have been granted expire in 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non- alcoholic fatty acid liver disease willexpire if and when issued in 2037.

Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Patent Portfolio for Aramchol and Aramchol Meglumine

The patent portfolio for Aramchol contains seven patent families including pending patent applications and granted patents directed to composition of matter, manufacturing methods and methods of use.

The first patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was granted in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is granted in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A second patent family directed to topical uses of FABAC compounds (anti-acne) was granted in Europe and maintained in Germany, France, Italy, the Netherlands and the United Kingdom. If appropriate and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about August 2033, not including any patent term extension.

A third patent family discloses and claims second generation FABAC salt compounds include Aramchol meglumine. This patent family includes a pending U.S. application and granted in Europe (maintained in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Macau, Canada, Israel and in Japan, as well as in Australia and pending in India and Korea. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about December 2034, not including any patent term extension.

A fourth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds Aramchol meglumine which was . It was granted by the USPTO and with the appropriate maintenance, renewal, annuity or other governmental fees are paid, he non-extended term for this patent family is due to expire about April 2034, not including any patent term extension.

A fifth patent family is directed to treatment for modulating gut microbiota using Aramchol. This patent family includes a granted patent in Israel and a pending U.S. application as well as foreign patent applications in Brazil, Canada, China, Europe, Israel, Japan and Mexico. With the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about January 2036, not including any patent term extension.

A sixth patent family and eighth family, both having PCT international applications filed in 2017 and two pending US applications, are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The two PCT applications entered National Phase in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire about November 2037, not including any patent term extension. In addition, a US Continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data.

A seventh patent family is directed to a combination therapy for treating fatty liver disease is covered by a provisional US application directed to combination of FABAC and at least one thyroid hormone receptor agonist or thyroid hormone mimetic. The PCT application is expected to enter National Phase by March 6, 2021. The patent term for this patent family is due to expire about on September 3, 2038, not including any patent term extension.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and other product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage for the use of Aramchol for the treatment of certain liver diseases and other metabolic diseases. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Risk Factors — Risks Related to Our Intellectual Property.”

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others.

Seasonality

Our business and operations are generally not affected by seasonal fluctuations or factors.

Raw Materials and Suppliers

We believe that the raw materials that we require to manufacture Aramchol are readily available commodities commonly used in the pharmaceutical industry.

Manufacturing

We do not own or operate manufacturing facilities for the production of Aramchol or any other product candidate, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our non-clinical research and clinical trials. We do not have long term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of Aramchol if it is approved. If Aramchol or any other product candidate are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer or collaboration partner and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug substance and drug products for our current pre-clinical and clinical trials have advised us that they are compliant with both cGMP and, cGLP.

There can be no assurance that Aramchol, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

Contract Research Organizations

We outsource certain clinical trial activities to CROs. Our clinical CROs comply with guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which attempt to harmonize the FDA, the EMA, and the Pharmaceuticals and Medical Devices Agency of Japan regulations and guidelines. We create and implement the drug development plans and manage the CROs according to the specific requirements of the drug candidate under development. To the extent clinical research is overseen by the CROs (or directly by us), compliance with certain federal regulations, including but not limited to 21 C.F.R. parts 50, 54, 56, 58 and 312, which pertain to, among other things, IRBs, informed consent, financial conflicts of interest by investigators, correct administration of treatment, follow up of adverse events, good laboratory practices and submitting IND applications, may be required.

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for any product candidate we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our product candidates through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Business — Strategic Collaborations, Research Arrangements and other Material Agreements — Samil Pharm Co.” for information regarding the license agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

Environmental Matters

We, our agents and our service providers, including our manufacturers, may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities, including, to our knowledge, those of our agents and service providers, are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. All information with respect to any chemical substance is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. However, significant expenditures could be required in the future if we, our agents or our service providers are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Aramchol or any other product candidate must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe. Aramchol or any other product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Aramchol or any other product candidate will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some pre-clinical testing may continue after the IND is submitted. In addition to including the results of the pre-clinical studies, the IND will also include a clinical trial protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and, depending on the phase of the study, the effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, due to safety concerns or non-compliance, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with the FDA’s GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial, including the informed consent document, before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the investigator brochure and other information about the trial distributed by the sponsor and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed. All clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report within set timeframes to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in-vitro testing that suggest a significant risk in humans exposed to the drug. Sponsors must also report to FDA certain amendments to the protocol and other essential information concerning the IND that does not fall within the scope of other required reports.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.

•	Phase 4. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

Human clinical trials are inherently uncertain and Phase 1, Phase 2, Phase 3 and Phase 4 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the NDA.

Concurrent with clinical trials, sponsors usually complete any remaining animal safety studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing commercial quantities of the product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug and the manufacturer must develop methods for testing the quality, purity and potency of the drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more specified indications. The submission of an NDA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. We will seek a waiver of these fees as a small business submitting its first human drug application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable statutory and regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

Expedited Review and Approval

The FDA has various programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy). On September 23, 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus with NASH.

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonably likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

FDA Guidance

In December 2018, the FDA issued “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or “the December Guidance”. The December Guidance, though nonbinding on the FDA or us, is intended to assist sponsors in the clinical development of drugs for the treatment of noncirrhotic NASH with liver fibrosis, describes the FDA’s current thinking regarding the necessary components of a drug development program for noncirrhotic NASH with liver fibrosis and identifies knowledge gaps that represent important challenges in the development of drugs for the indication. According to the FDA, the ultimate goal of NASH treatment is to slow the progress of, halt, or reverse disease progression and improve clinical outcomes (i.e., prevent progression to cirrhosis and cirrhosis complications, reduce the need for liver transplantation, and improve survival). Because of the slow progression of NASH and the time required to conduct a trial that would evaluate clinical endpoints such as progression to cirrhosis or survival, the FDA recommends sponsors consider the following liver histological improvements as endpoints reasonably likely to predict clinical benefit to support accelerated approval under the regulations:

•	Resolution of steatohepatitis on overall histopathological reading and no worsening of liver fibrosis on NASH CRN fibrosis score. Resolution of steatohepatitis is defined as absent fatty liver disease or isolated or simple steatosis without steatohepatitis and a NAS score of 0-1 for inflammation, 0 for ballooning, and any value for steatosis; or

•	Improvement in liver fibrosis greater than or equal to one stage (NASH CRN fibrosis score) and no worsening of steatohepatitis (defined as no increase in NAS for ballooning, inflammation, or steatosis)

Further, according to the FDA, for NASH drugs approved on the basis of liver histology under the accelerated approval pathway, randomized, double-blind, placebo-controlled clinical trials designed to describe and verify the drug’s clinical benefit should be underway at the time of submission of the marketing application. Clinical benefit can be verified by demonstrating superiority to placebo in delaying disease progression measured by a composite endpoint.

The EMA also issued a reflection paper to provide guidance on drug development in the field of NASH. However, the EMA indicated, among other things, that both resolution of NASH without worsening of fibrosis and improvement in fibrosis without worsening of NASH would both be required as intermediate endpoints for demonstrating statistical significance for stage 2 and 3 fibrosis.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of Aramchol or any other product candidate, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-approval Requirements

Once an approval is granted, the FDA, European authorities and other regulatory authorities may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further regulatory authority review and approval. Some of these modifications, especially adding indications, would likely require additional clinical studies. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Any drug product manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; cGMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of Aramchol. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be. In particular, it is unknown whether any of the provisions of the 2016 21st Century Cures Act that are intended to accelerate drug approval will result in any change in the current approval pathway for Aramchol.

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services (CMS) is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to our products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

Reimbursement

We face uncertainties over the pricing of pharmaceutical products. Sales of Aramchol or any other product candidate will depend, in part, on the extent to which the costs of Aramchol or any other product candidate will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider Aramchol or any other product candidate to be cost-effective compared to other therapies, they may not cover Aramchol or any other product candidate after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any other product candidate on a profitable basis.

The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries under Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. The Centers for Medicare & Medicaid Services published a final rule in 2014 implementing the Medicare Modernization Act. Contrary to the proposed rule, which would have enabled Part D plans to offer fewer drugs, the final rule maintained the existing six protected classes of drug categories, but stated that some of the proposals not included in the final rule could still be finalized in the future, which would impact payor formulary and coverage decisions.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Aramchol or any other product candidate. If third-party payors do not consider Aramchol or any other product candidate to be cost-effective compared to other available therapies, they may not cover Aramchol or any other product candidate as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any other product candidate on a profitable basis.

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. Some of the key changes made to date pursuant to the Affordable Care Act include an expansion of coverage for the uninsured, the creation of insurance marketplaces and increased protection of insureds with new benefits, rights and protections. With regard to pharmaceutical products, among other things, the Affordable Care Act made major changes to the Medicare prescription drug program, which helped reduce drug costs for seniors and increased rebates and other costs for the pharmaceutical industry.

There have been judicial and congressional challenges to the Affordable Care Act. In December 2017, Congress passed and then President Trump signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. . On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the Supreme Court’s current term. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol or any other product candidate. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the

U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some of these health care laws include:

The Anti- Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The federal False Claims Act prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as False Claims Act defendants in addition to the corporations.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to our activities, could also result in a variety of governmental sanctions that could have a material adverse effect on our business.

If our operations are found to be in violation of any of the foregoing or other applicable health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid.

European Economic Area

In addition to approval in the United States, we currently intend to seek regulatory approval of Aramchol in the EU. As such, a summary of the EU regulatory processes follows below.

A medicinal product may only be placed on the market in the European Economic Area, or the EEA, composed of the 27 EU member states of the EU, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of the respective member state pursuant to member states’ law based on Directive 2001/83/EC, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the respective EU or EEA member states.

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under proposed legislation, the Medicines and Medical Devices Bill, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medicines into the UK and rely on certain EMA marketing authorization application procedures.

Centralized Procedure

Regulation 726/2004/EC governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of certain biotechnological processes in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes, autoimmune diseases and other immune dysfunctions and viral diseases must also be authorized centrally. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 and Advanced Therapy Medicinal Products (ATMP) according to Reg. (EC) No. 1394/2007 and medicinal products for veterinary use that are used primarily as performance enhancers must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if the medicinal product contains a new active substance which was not authorized in the EU when Reg. (EC) No. 726/2004 entered into force, or if the applicant can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients or animal health at the community level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. This 210 days period does not include the time that the applicant needs to answer any questions raised during the application procedure, the so-called ‘clock stop’ period. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the draft decision granting a marketing authorization. This draft decision may differ from the CHMP opinion, stating reasons for diverging from the CHMP opinion. The draft decision is sent to the applicant and the member states, after which the European Commission takes a final decision. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. All CHMP refusals and the reasons for refusal are made public on the EMA website. Without a centralized marketing authorization it is prohibited to place a medicinal product that must be authorized centrally on the market in the EU. Once a centralized marketing authorization has been granted by the European Commission, it is valid in all EEA States for 5 years on a renewable basis.

Mutual Recognition and Decentralized Procedures

With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their national markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition procedure, or MRP is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, the SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time of the MRP is 180 days.

The decentralized procedure, or DCP is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt, i.e. the total time of the DCP is 210 days.

For both MRP and DCP, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on MRP and DCP to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP as set out in Directive2001/83/EC and Directive 2003/94/EC, or, Directive 2017/1572/EU that will replace Directive 2003/94/EC when the notice according Art. 82(3) Regulation 536/2014 will have been filed, which has been postponed several times and it is currently unclear when it will occur.

Directive 2003/94/EC and Volume 4 of the rules governing medicinal products govern GMP in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the European community to be in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 on Clinical Trials in the near future. Although the Regulation entered into force on 16 June 2014, the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which has been postponed several times. Once the new Regulation becomes applicable, clinical trials law in the EU will be further harmonized.

National Procedure

This procedure is available for medicinal products that do not fall within the scope of mandatory centralized authorization. Specific procedures and timelines differ between member states, but the duration of the procedure without clock-stop time is generally 210 days and based on a risk/efficacy assessment by the competent authority of the member state concerned, followed by determination of SmPC, package leaflet and label text/layout and subsequently grant of the marketing authorization. Marketing authorizations granted on this basis are not mutually recognized by other member states, but the national marketing authorization can later be used in an MRP to obtain marketing authorizations in other member states.

There are various types of applications for marketing authorizations:

•	Full Applications. A full application is one that is made under any of the community procedures described above and that “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) pre-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

•	Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant has to provide the results of its own pre-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross- referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of pre-clinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

•	having the same pharmaceutical form as the reference medicinal product; and

•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is 10 years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross- referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

If the copy product does not meet the definition of a generic medicinal product or if bioequivalence could not be demonstrated through bioavailability studies or in case of certain types of changes in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate pre-clinical studies or clinical trials must be provided by the applicant.

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own pre-clinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well- established medicinal use within the community for at least ten years with recognized efficacy and an acceptable level of safety in terms of the conditions set out in Annex I of Directive 2001/83/EC. In that event, the test and trial results shall be replaced by appropriate scientific literature. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances active substances be treated as having a well- established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider among other factors the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional pre-clinical and/or clinical results would have to be provided.

Authorization Holder’s Consent

Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, pre-clinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan agreed by the Pediatric Committee of the EMA, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1901/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use) according to its Art. 9. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. The EMA does not evaluate an application for market authorization that is not exempt from Regulation (EC) 1901/2006 if there is no agreed PIP, deferral or waiver. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation EC 469/2009 and its precursor Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation (EC) 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such an orphan product is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states.

Post-authorization Obligations

In the pre-authorization phase, the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EU which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GPC) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC or Regulation (EC) No 726/2004. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities.

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state, ceases to be valid (Art. 24 (4) and (5) Directive 2001/83/EC). When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid. The same two three year periods apply to authorizations granted by the European Commission based on the centralized procedure (Art. 14 (4) and (5) Regulation (EC) 726/2004).

Other Countries

In addition to regulations in the United States, the EU and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not Aramchol or any other product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that we and our collaborators must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of Aramchol or any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. Foreign governments also have stringent post- approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, us and/or our representatives.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our therapeutic candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA or EMA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and therapeutic candidates and products to changes that occur in the future.